Growth and Profitability: Our Passion

2007 ANNUAL REPORT

RFC RURBAN FINANCIAL CORP.

CONTENTS

RFC RURBAN FINANCIAL CORP.

401 CLINTON STREET ■ P.O. BOX 467 ■ DEFIANCE, OH 43512
WWW.RURBANFINANCIAL.NET

Growth and Profitability: Our Passion

It takes great character and commitment for an organization to overcome adversity. In fact, the march to growth and profitability requires something that is often lacking in our industry: passion. At Rurban Financial Corp., not only did we post both growth and profitability in 2007, our passion was evident at every turn and in every business segment. It was there on the frontlines, with customer care that is second to none. It was evident in the smooth transitions as we restructured our banking operations, and it sparked the bold initiative to expand our banking segment into new markets. We enter 2008 with confidence in our ability to hold our own despite economic and industry-wide pressures. We're buoyed by the wisdom we have gained through recent experiences — and driven by the passion that has brought us this far.

Our Mission

We are a leading provider of financial services whose mission is to attract, retain and grow profitable customer relationships. We exist to serve our customers. Our success is dependent on a relentless effort toward:

Building Relationships by providing consistent first-class experiences;

Building Teams by maintaining a work environment that will attract and retain quality people;

Building Value by consistently enhancing shareholder value;

Building Communities by being a socially responsible citizen in our communities, and by sharing our resources through leadership, support and involvement.



Steven D. VanDemark, Chairman
Kenneth A. Joyce, President and Chief Executive Officer

To Our Shareholders

The year 2007 was one of growth and profitability for Rurban Financial Corp. in both of its primary business segments: banking, and data and item processing. This progress was reflected in net income, which increased by 18% over 2006. The stock price also reflected progress as the share price increased by 16% for the year. This progress occurred against a backdrop of significant problems among numerous financial institutions primarily resulting from investments in mortgages or securities secured by subprime obligations. Rurban Financial Corp. did not make, or invest in, any subprime obligations and it has no subprime obligations on its books.

BANKING BUSINESS IN 2007

The State Bank and Trust Company ("The Bank"), had an excellent year ***growing net income*** by 12% over 2006 to $2.9 million. This net income growth shows the progress made through the growth of the Company and the emphasis on improving profit. This growth was evidenced in a number of measures, but a key measure was an ***increase in loan balances*** of $19.2 million. The Bank also ***grew its retail deposits*** by $5.0 million through successfully executing its High Performance Checking Program throughout its branch system. This program resulted in net retail checking accounts growing by 800 for the year, and improved point-of-sale services sold, or additional services sold, to 2.1 per new retail checking account customers.

Banking growth was also structural, as we moved into new markets in 2007. In January 2007, The State Bank and Trust Company opened a new full-service retail branch in ***Fort Wayne, Indiana,*** following the introduction of a Loan Production Office in that market in early 2006. This approach of leading with a loan production office in a new market proved to be an effective, profitable banking model, and we are repeating it in the ***Columbus, Ohio,*** market. In December 2007, we opened a Loan Production Office in Dublin, a northern suburb of Columbus. We anticipate opening a full-service office in the Columbus market.

Banking profitability was aided in 2007 by the consolidation of The Exchange Bank and Reliance Financial Services, N.A. (our trust and investment services unit), into the charter of The State Bank and Trust Company. This consolidation was completed at the end of the first quarter of 2007 and aided our banking segment in achieving more than $1.9 million in expense savings for 2007, compared to 2006. A significant portion of this savings resulted from the reduction of 23 full-time equivalent employees through improved technology and operational improvements.



THE STATE BANK AND TRUST COMPANY
COLUMBUS LOAN PRODUCTION OFFICE
BRANCH
HILLSDALE
LENAWEE
MICHIGAN
STEUBEN
INDIANA
DEKALB
ALLEN
Fort Wayne
WELLS
ADAMS
JAY
RANDOLPH
WAYNE
WILLIAMS
FULTON
LUCAS
Toledo
OTTAWA
DEFIANCE
Defiance
HENRY
WOOD
SANDUSKY
ERIE
HURON
SENECA
PAULDING
PUTNAM
HANCOCK
VAN WERT
ALLEN
WYANDOT
CRAWFORD
RICHLAND
OHIO
HARDIN
MARION
MORROW
MERCER
AUGLAIZE
KNOX
LOGAN
SHELBY
UNION
DELAWARE
DARKE
CHAMPAIGN
MIAMI
LICKING
Columbus
FRANKLIN
CLARK
MADISON
PREBLE
MONTGOMERY
GREENE
FAIRFIELD

Asset quality remains a major emphasis and our progress continues. We had three commercial credits deteriorate in the second quarter of 2007, increasing our non-performing assets by more than $2 million. These credits have been adequately reserved for, and we anticipate no significant losses as we work them out of the bank. Our non-performing assets decreased from the third quarter to the fourth quarter, ending the year at 1.10% of assets. We had net charge-offs for the year of $248,000, which represented a substantial improvement over the $1.1 million for 2006.

DATA AND ITEM PROCESSING BUSINESS IN 2007

RDSI and DCM provided data and item processing to 117 client banks in ten states as of the end of 2007. RDSI has been in this business for over forty years, uses a world-class software package, and has experienced double-digit revenue and net income growth over the last five years. RDSI provided data processing to 70 client banks and item processing to 37 of these banks. DCM, acquired by RDSI in September 2006, provided item processing to 47 banks as of year-end 2007. DCM operates out of Lansing, Michigan, and has client banks in five states in the Midwest. DCM's business model is different from RDSI in that it receives images captured remotely, keys and balances each transaction, then forwards the images for payment. This differs from RDSI's model, where the client bank remotely captures and balances each transaction, then transmits the work to RDSI for further processing.

Revenue for RDSI, including DCM, increased by $4.3 million, or 27%, in 2007 compared to 2006. Of this total, RDSI increased by 11.4%, or $1.4 million, and DCM increased by $2.9 million. The substantial increase for DCM was due to the full-year impact for 2007 versus having only four months of revenue in 2006. We view the growth potential of both these companies as substantial and not significantly limited by geographical boundaries. In 2007, RDSI added a net of five banks for data processing, and there are six additional banks contracted and scheduled for conversion to RDSI in the first half of 2008. DCM signed its first bank contract in 2007, following the acquisition, and its sales efforts are now maturing and should provide additional growth potential for 2008.

Net income for RDSI was $2.5 million in 2007, which was an 18.7% increase over 2006. The banking environment in which RDSI operates was challenging for 2007 and the ability to maintain operating margin was difficult, as margin declined from 19.1% to 17.9%. A major component of this decrease in margin was the lower margins at DCM in its first full-year of operation under RDSI. Efficiencies were addressed at both RDSI and DCM, as the companies ended the year 2007 with seven and eleven less full-time equivalent employees, respectively, than at year-end 2006. We anticipate a solid year for both RDSI and DCM in 2008, as these companies are positioned for profitable growth.



■ **DCM** – WISCONSIN

■ **RDSI** – ARKANSAS, FLORIDA, NEVADA, MISSOURI, NEBRASKA

■ **BOTH** – OHIO, MICHIGAN, INDIANA, ILLINOIS

HOLDING COMPANY OPERATION IN 2007

RFCBC, our loan workout company, has only one credit relationship remaining and it is steadily paying down. The 2007 expense for this company was $579,000, which was primarily legal fees associated with legacy credits dating back to our credit problems from several years ago. We expect to effectively terminate this entity by year-end 2008, as its only credit relationship is paid down to an insignificant total during the year. This will close the final chapter on the credit problems the organization encountered.

Holding Company net expense for the year was $2.1 million versus $1.9 million in 2006. The primary component of the holding company expense was the $1.4 million after-tax expense of the $20 million Trust Preferred borrowing. This borrowing is primarily used at the banking entity, but a portion of it was used to fund the DCM acquisition in 2006.

LOOKING FORWARD TO 2008 AND BEYOND

Banking growth and profitability has improved dramatically over the past year. We are positioned to have bank growth and profitability continue on this path in 2008. We have entered a number of new markets with growth potential and a banking model is in place to continue this profitability growth trend. We expect our retail banking initiatives, which were restructured during 2007, to continue their success as we grow that segment of our Bank.

Data and item processing growth and profitability should continue along the trajectory set over the past five years. We would expect double-digit growth based upon the planned conversions, strong pipelines, and efficiencies begun in 2007.

Sincerely,

Kenneth A. Joyce
President and CEO
Rurban Financial Corp.

Sincerely,

Steven D. VanDemark
Chairman
Rurban Financial Corp.

THE BANK | THE STATE BANK AND TRUST COMPANY

THE STATE BANK AND TRUST COMPANY VALUE PROPOSITION

The State Bank and Trust Company has been a banking force in Northwest Ohio for over 100 years and its purpose and mission is expressed in its Value Proposition:

"Your Financial Partner" delivering proactive and innovative solutions locally through employees with a passion for service.


THE
STATE
BANK &
TRUST
COMPANY

WHO WE ARE

At The State Bank and Trust Company, we are ever mindful that banking is first and foremost a relationship business. For that reason, we define ourselves by the quality of all our relationships. Our commitment to our clients is to provide the best possible service. Our commitment to our shareholders is to work for the best possible return on their investment. Our commitment to our employees is to foster a workplace that is challenging and enriching. And, our commitment to our communities we serve is to provide them with the utmost support.

GROWTH AND PROFITABILITY IN 2007

The year 2007 was one of "progress" for The State Bank and Trust Company, as it delivered on its Value Proposition for both business and consumer customers. As a result, we improved profitability, grew loan balances, and substantially decreased operating expenses. Progress in the Banking Group was a key component in the overall performance improvement at Rurban Financial Corp.

Profitability improved by $300,000 to $2.9 million in 2007, a 12% increase in net income. This enhancement was driven by loan growth, balance sheet management, stabilization of our net interest margin, and reduction of non-interest expenses. Loan balances increased by $19.2 million, and our balance sheet management resulted in The Bank's net interest margin remaining steady during 2007, ending at 3.46% for the fourth quarter of 2007. Improving revenue and reduction of expenses by approximately $1.9 million resulted in our efficiency ratio improving from 88% in 2006 to 80% in 2007, an 8% improvement.

We enhanced our market presence by expanding into the Fort Wayne, Indiana, market with a full-service office in early 2007. Our next expansion move was into the Columbus, Ohio, market, establishing a Loan Production Office in late 2007. The Fort Wayne office contributed to profitability, breaking even in the fourth quarter, and the Columbus office recorded its first loan in December. The prospects for these higher-growth markets are encouraging and we look to see good results in 2008.

We continue to improve our leadership and build our team with key personnel, while concentrating on placing seasoned talent in the right positions. One of the driving forces in our $1.9 million reduction in non-interest expense was consolidating The State Bank and Trust Company, The Exchange Bank, and Reliance Financial Services, N.A. into one entity. Collectively, all these strategic moves enabled us to move our organization to an overall higher level of performance.

2008 OBJECTIVES

We recognize the need to continue to propel our banking organization to higher levels of performance. In 2008, we are again targeting loan growth, non-interest income improvement, aggressive cost containment, and continued asset quality improvement. Loan growth, from organic and "expansion" markets, will be led by the commercial group through their proactive, business development calling efforts. Partnering with our clients, with their best interests in mind, is the foundation of our "trust-based" relationship.

While our 2007 residential mortgage production was relatively flat from 2006, we expect growth in 2008 in this segment due to favorable interest rates. We will continue to key on fee-based opportunities in the commercial and agriculture sectors that provide financially sound loan structures through government guarantees. These enhancements enable us to not only create the right structure with preferred rates for the client, but results in minimizing credit risk to The Bank. On the deposit side, our emphasis continues to be our High Performance Checking account program. This initiative should continue to generate significant new low-cost, core deposits, provide new fee-generating opportunities, and increase the opportunity for retail cross-sales and referrals.

Finally, we are committed to maintaining and enhancing our asset quality; we will not compromise quality for quantity. Facing an uncertain economy in 2008, our dedication to unwavering credit quality will be appropriately rewarded.

THE STATE BANK AND TRUST COMPANY

Mark A. Klein
President and CEO

RELIANCE
FINANCIAL SERVICES

RELIANCE FINANCIAL SERVICES VALUE PROPOSITION

Reliance Financial Services lives its Value Proposition on a day-to-day basis:

Growing and preserving your wealth...with sound advice, quality products, and a local, expert staff.

For over fifty years, we have been growing and preserving our clients' wealth through investment management, trust administration, and retirement plan services. At Reliance, we are the locally trusted professional helping to design, and more importantly, to implement the day-to-day portfolio and planning activities needed to achieve our clients' retirement, and other financial goals. Whether we are part of designing and implementing our clients' financial, or estate plans, actively managing our clients' investment assets, retirement plans, or IRAs, or serving as Trustee of our clients' trusts, or executor of their estates, Reliance Financial Services is serving our clients with knowledge, professional advice, and a true desire to outperform.



is A Common Stock

WHO WE ARE

We are Reliance Financial Services – charged with growing and preserving our clients' wealth. Our focus on mission and vision continues, and our goals are lived by our staff day in and day out. Our services include virtually all aspects of investment management, trust administration, and retirement planning. We are distinguished by our knowledge, professionalism and our passion to outperform every benchmark.

GROWTH AND PROFITABILITY IN 2007

For over fifty years we have been growing and preserving your wealth. We attained another record year for asset growth, efficient operations, client referral generation, and sales success. A new milestone was set for assets under management, growing by more than 10%, to just short of $400 million. Continuing to best the market averages in the majority of Reliance's equity and fixed income offerings was a major contributor to this asset growth.

One of the primary initiatives that led to enhanced efficiency was the merger into The State Bank and Trust Company. Along with reduced regulatory and structural expense to Reliance Financial Services, the closer relationship with The Bank resulted in a doubling of clients referred to us by our banking partner over the prior-year efforts.

Through a combination of efforts, we were able to double our sales productivity over the prior year. This, along with the above-stated accomplishments, enabled Reliance to once again set a record for achieving its highest gross revenue and net income in its history.

2008 OBJECTIVES

As we look toward 2008, we hope to accomplish several objectives. A major emphasis in 2008 is finding the right individual for our newer banking markets of Lima and Toledo, Ohio, and Fort Wayne, Indiana.

This past year, we began scheduled office hours serving our Fort Wayne market, rounding out the coverage provided in Lima and Toledo. With the right talent, we can take advantage of our banking base to build our wealth management business in these markets.

Additionally, we will continue to build our retail brokerage and insurance product businesses, adding to our efficiency, while offering these targeted investment products to our many bank customers. These products offer our clients a wide range of services, answering needs such as investing an unexpected cash windfall, providing tax deferral of income, preparing for children's education, or preparing for retirement needs.

We seek to find new ways to serve our clients with products that meet every financial and wealth management need they face. We are exploring new product offerings to better serve our loyal clients. Last year, we enhanced our service in the area of financial and estate planning by making available a comprehensive financial plan for those seeking planning guidance. In 2008, we will seek new ways to offer these planning tools to more of our banking customers.

Finally, we will do all this without affecting our long-standing tradition of providing excellent investment returns to meet the current and future needs of our clients who have remained so loyal to us throughout the years. We have a passion for what we do!

RELIANCE FINANCIAL SERVICES

Craig A. Kuhlman
President

RDSI Banking Systems

DIVERSE COMPUTER MARKETERS, INC.

RDSI BANKING SYSTEMS VALUE PROPOSITION

For more than forty years, RDSI has offered outstanding service and a commitment to be the best for our client banks. This mission is reflected in our Value Proposition:

A technology leader, secure provider and trusted advisor providing the best overall value and outstanding service to the financial community.



WHO WE ARE

RDSI is one of the largest regional providers of data and item processing services for the banking industry. RDSI and its wholly owned subsidiary, Diverse Computer Marketers (DCM), service more than 100 banks in ten states. We provide each of our banking clients with world-class technology solutions and unparalleled personal service. It's an approach that is not only our Value Proposition, it's also central to every aspect of our operations.

GROWTH AND PROFITABILITY IN 2007

Record-breaking growth and profitability were the hallmarks for 2007 at RDSI Banking Systems. Total revenue reached an all-time high of over $20.6 million and net income exceeded all prior years at $2.5 million. The year 2007 signaled the beginning of our reach into new market areas, opening more opportunities for growth.

Our efforts during 2007 revolved around our Value Proposition. Guided by these values, RDSI was entrusted to provide data processing and item processing services to approximately 70 financial institutions, totaling $11.8 billion in assets, with over 1.2 million accounts.

The acquisition of DCM in late 2006 was a logical expansion for RDSI. DCM, which offers item processing services, had total revenue of $4.5 million. During 2007, DCM processed over 57 million items for its 47 client financial institutions across five states. We expect DCM to continue to enhance its contribution to RDSI's growth and profitability.

Throughout 2007, our marketing group entered into agreements with fourteen new client banks across six states, expanding our professional presence to a total of ten states. We sincerely welcome these new clients to the RDSI family.

Many existing client banks also expanded, or upgraded, their technology by purchasing new products offered by RDSI. Forty-seven banks purchased 162 products during the year to improve their customer service, product offerings and operational efficiencies. RDSI added ten products to its offerings during 2007, which increased our growing list to over 130 products.

The use of electronic banking continues to grow as evidenced by the sixty-five RDSI clients providing e-banking and automated telephone banking services for their retail and commercial customers. During 2007, RDSI processed over one million electronic transactions for bank customers totaling nearly $3.5 billion.

Internally, we continued to invest in hardware, software and communications, with over $2 million in capital expenditures in order to keep pace with our growth and client needs. Our new Disaster Recovery / Business Continuity facility was completed to serve as an alternative processing location should an unexpected disruption of service take place. This facility provides RDSI with the ability to rapidly and completely recover all client bank processing, as well as providing recoverability of individual devices should the need arise. Quarterly disaster recovery testing continues, with results being provided to all client banks.

2008 OBJECTIVES

Looking ahead, we are enthusiastic about new technology that will be available to our clients. For example, we are launching a mobile banking product which will allow a bank customer to be totally mobile, conducting account inquiry, funds transfers and bill payment from anywhere via a cellular phone using encrypted transmission. This latest banking service channel will round out the existing banking delivery methods of branches, ATMs, drive-thru's, telephones and Internet banking. RDSI is also introducing Secure Email to provide encrypted and confidential e-mail transmission within client banks. Our consulting practice will continue to grow with the addition of a "green" consulting service – Going Paperless.

Introducing new products, growing our client base, focusing on outstanding client service and solutions, and identifying an acquisition opportunity are our primary objectives for 2008.

RDSI BANKING SYSTEMS

Henry R. Thiemann

Henry R. Thiemann
President

Directors, Advisory Boards and Officers



Front Row: Rita Kissner, Steven VanDemark; Second Row: Thomas Buis, John Compo, J. Michael Walz, John Fahl
Third Row: Thomas Sauer, Thomas Callan, Robert Fawcett, Richard Hardgrove and Kenneth Joyce

RURBAN FINANCIAL CORP.

DIRECTORS

STEVEN D. VANDEMARK
Chairman
General Manager
The Defiance Publishing Company

THOMAS A. BUIS
Insurance Consultant
Retired President
Spencer-Patterson Insurance

THOMAS M. CALLAN
Retired President
Defiance Stamping Company

JOHN R. COMPO
Chairman and President
Compo Corporation

JOHN FAHL
Retired
Cooper Tire and Rubber Company

ROBERT A. FAWCETT, JR.
Retired
Fawcett, Lammon, Recker and
Associates Insurance Agency

RICHARD L. HARDGROVE
Retired President
Chief Executive Officer, Sky Bank
Retired Deputy Superintendent of
Banks, Ohio

KENNETH A. JOYCE
President and
Chief Executive Officer
Rurban Financial Corp.

RITA A. KISSNER
Downtown Development Director
Defiance Development and
Visitors Bureau
Retired Mayor of Defiance

THOMAS L. SAUER
President
City Beverage Company

J. MICHAEL WALZ, D.D.S.
President
Defiance Dental Group

OFFICERS

KENNETH A. JOYCE
President and
Chief Executive Officer

DUANE L. SINN
Executive Vice President
Chief Financial Officer

MICHELLE R. BAKER
Senior Vice President
Human Resources Director

CYNTHIA E. BATT
Senior Vice President
Compliance Risk Manager

ROBERT L. FINTEL
Senior Vice President
Internal Auditor

KEETA J. DILLER
Vice President
Accounting Supervisor
Corporate Secretary

MICHAEL R. DOMIN
Vice President
Chief Credit Officer

STACEY L. CLEMENS
Assistant Vice President
BSA / CRA Officer

VALDA L. COLBART
Assistant Vice President
Executive Assistant and
Investor Relations Officer

LINDA J. HOGREFE
Assistant Vice President
Payroll Administrator

THE STATE BANK AND TRUST COMPANY

DIRECTORS

STEVEN D. VANDEMARK
Chairman
General Manager
The Defiance Publishing Company

THOMAS A. BUIS
Insurance Consultant
Retired President
Spencer-Patterson Insurance

THOMAS M. CALLAN
Retired President
Defiance Stamping Company

JOHN R. COMPO
Chairman
President
Compo Corporation

JOHN FAHL
Retired
Cooper Tire and Rubber Company

ROBERT A. FAWCETT, JR.
Retired
Fawcett, Lammon, Recker and Associates Insurance Agency

RICHARD L. HARDGROVE
Retired President
Chief Executive Officer, Sky Bank
Retired Deputy Superintendent of Banks, Ohio

KENNETH A. JOYCE
President and
Chief Executive Officer
Rurban Financial Corp.

RITA A. KISSNER
Downtown Development Director
Defiance Development and Visitors Bureau
Retired Mayor of Defiance

MARK A. KLEIN
President and
Chief Executive Officer
The State Bank and Trust Company

THOMAS L. SAUER
President
City Beverage Company

J. MICHAEL WALZ, D.D.S.
President
Defiance Dental Group

FULTON COUNTY ADVISORY BOARD

JAMES M. MCDONNALL
Owner / Operator
McDonnall Farms /
McDonnall Harvester & Parts

EDWARD L. NOFZIGER
Owner
Nofziger Door

JOSEPH P. O'NEIL
Independent Owner

WILLIAM H. TOEDTER
President
Industrial Repair & Manufacturing

JOSEPH D. SHORT
Owner
Joe Short Insurance Agency

LIMA REGION ADVISORY BOARD

PATRICK A. CHANEY
D.D.S., M.S. Oral Surgeon
Oral Surgery Associates

JOSEPH T. GUAGENTI
Entrepreneur / Realtor
Azzarello's Realty

RONALD R. MILLER
Investor
Miller & Associates

TIMOTHY J. STOLLY
Insurance Agent, CPCU, LUTCF
Stolly Insurance Group

PAULDING COUNTY ADVISORY BOARD

FLOYD F. FURROW
Retired
Paulding-Putnam Electric Cooperative

JOHN HENRY KAUSER
President
Kauser Trucking, Inc.

DR. JOHN M. SAXTON
Owner
Saxton Chiropractic

RHONDA J. STABLER
Manager
C & Y Oil

JAMES A. STAHL
Partner
Stahl, Stoller, Meyer Insurance

REX L. WILLIAMSON
President
Williamson Insurance Agency

OFFICERS

MARK A. KLEIN
President and
Chief Executive Officer

DAVID A. ANDERSON
Lima Regional President

DAVID A. HOMOELLE
Columbus Regional President

DAVID L. SCHNEPP
Fort Wayne Regional President

JONATHAN R. GATHMAN
Executive Vice President
Senior Lender

STEVEN R. GRUBE
Executive Vice President
Chief Retail Officer

DUANE L. SINN
Executive Vice President
Chief Financial Officer

CYNTHIA E. BATT
Senior Vice President
Compliance Risk Manager

PAMELA BENEDICT
Senior Vice President
Residential Real Estate Sales Manager

KRISTEN K. NUSBAUM
Senior Vice President
Chief Deposit Officer

DANIEL R. BISCHOFF
Vice President
Payment Systems Manager

MELINDA L. CLINE
Vice President
Loan Operations Manager

MARGARET S. THOMPSON
Vice President
Deposit Operations Manager

MARC H. BEACH
Assistant Vice President
Facilities Manager

STACEY L. CLEMENS
Assistant Vice President
BSA / CRA Officer

SUSIE J. MARIHUGH
Assistant Vice President
Security Officer / Branch
Operations Administrator

NICHOLE T. WICHMAN
Assistant Vice President
Marketing Manager

SARAH S. MEKUS
Officer
Corporate Secretary

AGRICULTURAL BANKING

TIMOTHY P. MOSER
Senior Vice President
Agri-Services Manager

DANIEL P. GRUBE
Assistant Vice President
Commercial Services Officer

RITA M. SWITZER
Assistant Vice President
Loan Assistant Supervisor

COLLECTIONS

GREGORY A. RITCHEY
Assistant Vice President
Collections and Resource Recovery Manager

RONALD B. COLES
Assistant Vice President
Collections and Resource Recovery Officer

PAMELA A. HURST
Assistant Vice President
Collections and Resource Recovery Officer

COMMERCIAL BANKING

RODGER G. MARTIN
Senior Vice President
Commercial Services Officer

ROY "BUD" A. WILLIAMS
Senior Vice President
Commercial Services Officer

RYAN D. MILLER
Vice President
Market Executive - Fulton County District

JEFFREY R. STARNER
Assistant Vice President
Commercial Services Officer

KIRK D. STONEROCK
Assistant Vice President
Commercial Services Officer

DEPOSIT SERVICES

LESLEY L. PARRETT
Assistant Vice President
Deposit Services Officer

FINANCIAL SERVICES

CAROL M. ROBBINS
Vice President
Asset Liability Manager

STEVEN A. GIESIGE
Assistant Vice President
Accountant

MORTGAGE SERVICING

MICHAEL D. EBBESKOTTE
Vice President
Mortgage Operations Manager

SUSAN A. ERHART
Assistant Vice President
Mortgage Process Underwriter

RETAIL BANKING

LOIS F. CURRY
Assistant Vice President
Sales Manager

THERESA M. GINEMAN
Assistant Vice President
Sales Manager

DIANNE T. JONES
Assistant Vice President
District Sales Manager

PAMELA A. MASLAK
Assistant Vice President
Sales Manager

JANE E. SCHMENK
Assistant Vice President
Customer Service Specialist

DONALD O. TRUMBULL
Assistant Vice President
Sales Manager

AARON D. WEIMER
Assistant Vice President
Sales Manager

RELIANCE FINANCIAL SERVICES

OFFICERS

CRAIG A. KUHLMAN
President

DAVID A. BELL
Executive Vice President
Retirement and Investment Services Manager

ROBERT J. HANSON, JR.
Senior Vice President
Sales and Client Services Manager

TRACY A. BAUGHMAN
Vice President
Senior Investment Administrator

DALE M. GROCKI
Vice President
Senior Personal Trust Administrator

ELIZABETH D. ZARTMAN
Vice President
Trust Operations Manager

GWENDOLYN L. ANDERSON
Assistant Vice President
Network Systems Manager

LAURA W. KLINE
Assistant Vice President
Senior Personal Trust Administrator

BRIAN W. WENTLING
Assistant Vice President
Brokerage Program Manager

RDSI BANKING SYSTEMS

DIRECTORS

KENNETH A. JOYCE
Chairman
Chief Executive Officer
RDSI Banking Systems

DONALD E. DEWITT
Administration
Pickerington School District

JOHN W. SCHOCK
President and
Chief Executive Officer
FMS

HENRY R. THIEMANN
President
RDSI Banking Systems

STEVEN D. VANDEMARK
General Manager
The Defiance Publishing Company

OFFICERS

KENNETH A. JOYCE
Chairman
Chief Executive Officer

HENRY R. THIEMANN
President

GARY A. SAXMAN
Chief Operating Officer

WILLIAM C. BRANDT
Executive Vice President
Payment Solutions Executive Manager

JAMES M. BREMER
Executive Vice President
Chief Information Officer

JON A. BRENNEMAN
Executive Vice President
Chief Marketing Officer

TIMOTHY PEARSON
Executive Vice President
Product Manager

JEFFREY D. SEWELL
Executive Vice President
Client Relations Manager

JASON R. THORNELL
Vice President
Controller

VALDA L. COLBART
Corporate Secretary

APPLICATION SERVICES

LEON R. ERICKSON
Vice President
Application Services Manager

R. SCOTT LERCH
Vice President
Network Services Manager

STEVEN E. STRUBLE
Vice President
Client Services Manager

CRAIG M. BROWN
Assistant Vice President
Senior Applications Specialist

DANIEL D. FERRIS
Assistant Vice President
Project Manager

CLIENT RELATIONS

DAVID E. HARRINGTON
Senior Vice President
Regional Client Relations Manager

AMY S. EISENHOUR
Vice President
Regional Client Relations Manager

DEAN M. STOECKLIN
Vice President
Regional Client Relations Manager

INFORMATION SERVICES

JOSEPH A. BUERKLE
Senior Vice President
Systems Infrastructure Manager

PETER J. SCHWAGER
Senior Vice President
Payment Solutions Manager

RITA A. ERICKSON
Vice President
Item Processing Manager

STEVEN K. RILEY
Vice President
Computer Operations Manager

JEAN M. NIENBERG
Assistant Vice President
Item Processing Operations Manager

DANA S. SMITH
Assistant Vice President
Assistant Computer Operations Manager

RANDY L. STRICK
Assistant Vice President
Senior Application Specialist

SALES AND MARKETING

KURT A. KRATZER
Executive Vice President
Regional Sales Manager

KAREN L. OSKEY
Vice President
Marketing Manager

STEVEN E. PROUD
Vice President
Regional Sales Manager

DCM

OFFICERS

WILLIAM C. BRANDT
President

YVONNE M. CREAMER
Vice President
Item Processing Manager

CHRIS A. GOOD
Assistant Vice President
Technology Manager

JULIE D. WHITE
Assistant Vice President
Item Processing Operations Manager

Financial Highlights

(Dollars in thousands except per share data.)
(Year ended December 31.)

	2007	2006	2005	2004	2003
EARNINGS					
Interest income	$33,010	$30,971	$21,422	$20,028	$27,774
Interest expense	18,222	15,936	9,368	7,951	13,972
Net interest income	14,788	15,035	12,054	12,077	13,802
Provision (credit) for loan losses	521	178	583	(399)	1,202
Non-interest income	26,861	23,755	18,338	17,376	35,169
Non-interest expense	36,637	34,904	29,054	26,009	29,160
Provision (credit) for income taxes	1,234	948	81	1,109	6,303
Net income (loss)	3,257	2,760	673	2,734	12,305
PER SHARE DATA					
Basic earnings	$0.65	$0.55	$0.15	$0.60	$2.71
Diluted earnings	0.65	0.55	0.15	0.60	2.70
Cash dividends declared	0.26	0.21	0.20	N/A	N/A
AVERAGE BALANCES					
Average shareholders' equity	$57,945	$54,501	$51,083	$49,279	$44,599
Average total assets	556,572	554,095	433,366	417,801	549,371
RATIOS					
Return on average shareholders' equity	5.62%	5.06%	1.32%	5.55%	27.59%
Return on average total assets	0.59	0.50	0.16	0.65	2.24
Cash dividend payout ratio (cash dividends divided by net income)	40.01	38.25	133.33	N/A	N/A
Average shareholders' equity to average total assets	10.41	9.84	11.79	11.79	8.12
PERIOD END TOTALS					
Total assets	$561,214	$556,007	$530,542	$415,349	$435,312
Total investments and Fed Funds sold	94,661	111,562	139,353	108,720	117,699
Total loans and leases	389,269	370,102	327,048	264,481	284,104
Loans held for sale	1,650	390	224	113	219
Total deposits	406,031	414,555	384,838	279,624	317,475
Notes payable	922	2,589	939	3,080	10,328
Advances from FHLB	24,000	21,000	45,500	56,000	39,000
Trust Preferred Securities	20,620	20,620	20,620	10,310	10,000
Shareholders' equity	59,325	56,955	54,451	50,306	48,383
Shareholders' equity per share	$11.92	$11.33	$10.83	$11.01	$10.60

Management's Report on Internal Control Over Financial Reporting

The management of Rurban Financial Corp. (the "Corporation") is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934. The Corporation's internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in conformity with United States generally accepted accounting principles. The Corporation's internal control over financial reporting includes those policies and procedures that:

a) Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Corporation and its consolidated subsidiaries;

b) Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in conformity with United States generally accepted accounting principles, and that receipts and expenditures of the Corporation and its consolidated subsidiaries are being made only in accordance with authorizations of management and directors of the Corporation; and

c) Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the assets of the Corporation and its consolidated subsidiaries that could have a material effect on the financial statements.

With the supervision and participation of our President and Chief Executive Officer, and our Chief Financial Officer, management assessed the effectiveness of the Corporation's internal control over financial reporting as of December 31, 2007, based on the criteria set forth for effective internal control over financial reporting by the Committee of Sponsoring Organizations of the Treadway Commission in "Internal Control Integrated Framework." Based on our assessment and those criteria, management concluded that, as of December 31, 2007, the Corporation's internal control over financial reporting is effective.

This Annual Report does not include an attestation report of the Corporation's registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the Corporation's registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Corporation to provide only management's report in this Annual Report.

RURBAN FINANCIAL CORP.

Kenneth A. Joyce
President and Chief Executive Officer

Duane L. Sinn
Chief Financial Officer

February 14, 2008

Report of Independent Registered Public Accounting Firm

Audit Committee, Board of Directors and Stockholders
Rurban Financial Corp.
Defiance, Ohio

We have audited the accompanying consolidated balance sheets of Rurban Financial Corp. as of December 31, 2007 and 2006, and the related consolidated statements of income, stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 2007. The Company's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing auditing procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. Our audits also included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Rurban Financial Corp. as of December 31, 2007 and 2006, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

BKD, LLP

Cincinnati, Ohio
February 14, 2008

Rurban Financial Corp.
Consolidated Balance Sheets
December 31

Assets

	2007	2006
Cash and due from banks	$ 15,183,627	$ 13,381,791
Federal funds sold	2,000,000	9,100,000
Cash and cash equivalents	17,183,627	22,481,791
Interest-bearing deposits	-	150,000
Available-for-sale securities	92,661,386	102,462,075
Loans held for sale	1,649,758	390,100
Loans, net of unearned income	389,268,744	370,101,809
Allowance for loan losses	(3,990,455)	(3,717,377)
Premises and equipment	15,128,754	15,449,774
Federal Reserve and Federal Home Loan Bank stock, at cost	4,021,200	3,993,450
Foreclosed assets held for sale, net	124,131	82,397
Interest receivable	3,008,968	3,129,774
Goodwill	13,940,618	13,674,058
Core deposits and other intangibles	5,135,228	5,858,982
Purchased software	4,282,563	4,618,691
Cash value of life insurance	12,160,581	10,771,843
Other	6,638,895	6,559,886
Total assets	$ 561,213,998	$ 556,007,253

Rurban Financial Corp.

Consolidated Balance Sheets
December 31

Liabilities and Stockholders' Equity

	2007	2006
Liabilities		
Deposits		
Demand	$ 41,541,297	$ 46,565,554
Savings, interest checking and money market	141,009,043	130,267,333
Time	223,480,842	237,722,558
Total deposits	406,031,182	414,555,445
Short-term borrowings	43,006,438	32,270,900
Notes payable	922,457	2,589,207
Federal Home Loan Bank advances	24,000,000	21,000,000
Trust preferred securities	20,620,000	20,620,000
Interest payable	2,532,914	2,224,413
Deferred income taxes	1,310,602	1,610,462
Other liabilities	3,465,171	4,181,673
Total liabilities	501,888,764	499,052,100
Commitments and Contingent Liabilities		
Stockholders' Equity		
Common stock, $2.50 stated value; authorized 10,000,000 shares; 5,027,433 shares outstanding	12,568,583	12,568,583
Additional paid-in capital	14,923,571	14,859,165
Retained earnings	32,361,106	30,407,298
Accumulated other comprehensive income (loss)	82,235	(879,893)
Treasury Stock, at cost		
Common; 2007 – 48,500 shares, 2006 – 0 shares	(610,260)	-
Total stockholders' equity	59,325,235	56,955,153
Total liabilities and stockholders' equity	$ 561,213,998	$ 556,007,253

Rurban Financial Corp.
Consolidated Statements of Income
Years Ended December 31

	2007	2006	2005
Interest Income			
Loans			
Taxable	$ 27,782,068	$ 24,958,988	$ 16,593,703
Tax-exempt	73,451	63,356	64,609
Securities			
Taxable	4,283,508	5,211,672	4,337,477
Tax-exempt	645,451	559,518	265,959
Other	225,151	176,884	160,240
Total interest income	33,009,629	30,970,418	21,421,988
Interest Expense			
Deposits	13,595,896	11,022,161	5,651,372
Notes payable	126,812	74,904	334,713
Repurchase Agreements	1,615,016	848,277	-
Federal funds purchased	39,047	97,226	67,300
Federal Home Loan Bank advances	1,037,026	2,106,385	2,039,851
Trust preferred securities	1,808,520	1,787,023	1,275,168
Total interest expense	18,222,317	15,935,976	9,368,404
Net Interest Income	14,787,312	15,034,442	12,053,584
Provision for Loan Losses	521,306	177,838	583,402
Net Interest Income After Provision for Loan Losses	14,266,006	14,856,604	11,470,182
Non-interest Income			
Data service fees	19,382,115	15,011,143	12,708,407
Trust fees	3,385,320	3,192,025	3,133,550
Customer service fees	2,243,745	2,161,153	1,859,547
Net gains (losses) on loan sales	574,000	1,310,536	(436,971)
Net realized gains on sales of available-for-sale securities	1,998	(494,885)	25,300
Investment securities recoveries	-	889,454	-
Loan servicing fees	227,017	358,321	306,929
Gain on sale of assets	29,477	94,198	-
Other	1,017,727	1,233,376	741,340
Total non-interest income	$ 26,861,399	$ 23,755,321	$ 18,338,102

See Notes to Consolidated Financial Statements

Rurban Financial Corp.

Consolidated Statements of Income
Years Ended December 31

	2007	2006	2005
Non-interest Expense			
Salaries and employee benefits	$ 17,007,314	$ 16,584,146	$ 13,518,749
Net occupancy expense	1,994,299	1,840,864	1,214,169
Equipment expense	6,586,623	5,850,281	5,148,458
Data processing fees	469,808	562,265	411,465
Professional fees	2,226,577	2,395,863	2,730,337
Marketing expense	820,528	669,764	445,656
Printing and office supplies	661,760	619,100	524,473
Telephone and communications	1,781,277	1,705,261	1,549,449
Postage and delivery expense	1,545,340	735,210	313,379
Insurance expense	140,651	171,363	218,484
Employee expense	1,083,056	978,832	994,735
State, local and other taxes	584,031	674,280	572,456
FHLB prepayment penalties	-	214,886	-
Other	1,735,346	1,901,452	1,412,030
Total non-interest expense	36,636,610	34,903,567	29,053,840
Income Before Income Tax	4,490,795	3,708,358	754,444
Provision for Income Taxes	1,234,160	948,116	81,353
Net Income	$ 3,256,635	$ 2,760,242	$ 673,091
Basic Earnings Per Share	$ 0.65	$ 0.55	$ 0.15
Diluted Earnings Per Share	$ 0.65	$ 0.55	$ 0.15

Rurban Financial Corp.
Consolidated Statements of Stockholders' Equity
Years Ended December 31

	Common Stock	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Total
Balance, January 1, 2005	$ 11,439,255	$ 11,003,642	$ 28,943,736	$ (803,189)	$ (277,649)	$ 50,305,795
Comprehensive Income						
Net Income			673,091			673,091
Change in unrealized gain (loss) on securities available for sale, net of reclassification adjustment and tax effect				(852,673)		(852,673)
Total comprehensive income						(179,582)
Dividends on common stock, $0.20 per share			(914,010)			(914,010)
Stock options exercised (2,929 treasury shares)		(4,158)			40,753	36,595
Treasure stock retired (4,358 treasury shares)	(10,962)	(225,934)			236,896	-
Exchange acquisition	1,140,290	4,061,560				5,201,850
Balance, December 31, 2005	12,568,583	14,835,110	28,702,817	(1,655,862)	-	54,450,648
Comprehensive Income						
Net Income			2,760,242			2,760,242
Change in unrealized gain (loss) on securities available for sale, net of reclassification adjustment and tax effect				775,969		775,969
Total comprehensive income						3,536,211
Dividends on common stock, $0.21 per share			(1,055,761)			(1,055,761)
Expense of stock option plan		24,055				24,055
Balance, December 31, 2006	12,568,583	14,859,165	30,407,298	(879,893)	-	56,955,153
Comprehensive Income						
Net Income			3,256,635			3,256,635
Change in unrealized gain (loss) on securities available for sale, net of reclassification adjustment and tax effect				962,128		962,128
Total comprehensive income						4,218,763
Dividends on common stock, $0.26 per share			(1,302,827)			(1,302,827)
Expense of stock option plan		64,406				64,406
Shares repurchased under stock repurchase plan					(610,260)	(610,260)
Balance, December 31, 2007	$ 12,568,583	$ 14,923,571	$ 32,361,106	$ 82,235	$ (610,260)	$ 59,325,235

Rurban Financial Corp.

Consolidated Statements of Cash Flows
Years Ended December 31

	2007	2006	2005
Operating Activities			
Net income	$ 3,256,635	$ 2,760,242	$ 673,091
Items not requiring (providing) cash			
Depreciation and amortization	3,969,922	3,544,965	3,108,693
Provision (credit) for loan losses	521,306	177,838	583,402
Expense of stock option plan	64,406	24,055	-
Amortization of premiums and discounts on securities	48,799	206,096	218,221
Amortization of intangible assets	723,754	535,351	131,826
Deferred income taxes	(795,035)	(460,305)	384,337
FHLB Stock Dividends	(47,250)	(385,950)	(116,800)
Proceeds from sale of loans held for sale	18,032,822	11,328,770	5,481,329
Originations of loans held for sale	(18,718,482)	(11,326,566)	(6,029,400)
(Gain) loss from sale of loans	(574,000)	(1,249,148)	436,971
(Gain) loss on sale of foreclosed assets	-	(113,729)	214,642
(Gain) loss on sales of fixed assets	(29,396)	19,530	18,817
Net realized gains (losses) on available-for-sale securities	-	494,885	(25,300)
Changes in			
Interest receivable	120,806	(119,419)	(513,229)
Other assets	(254,227)	296,344	(1,241,089)
Interest payable and other liabilities	(408,466)	(1,081,796)	899,500
Net cash provided by operating activities	5,911,594	4,651,163	4,225,011
Investing Activities			
Net change in interest-bearing deposits	150,000	-	-
Purchases of available-for-sale securities	(29,501,721)	(15,375,196)	(38,373,878)
Proceeds from maturities of available-for-sale securities	37,247,138	19,506,403	17,107,354
Proceeds from sales of available-for-sale securities	3,464,242	33,263,994	5,154,173
Proceeds from sale of credit card portfolio and non-performing loans	-	5,760,603	-
Net change in loans	(19,653,367)	(49,367,497)	(4,562,982)
Purchase of premises and equipment	(3,701,669)	(9,042,264)	(2,975,180)
Proceeds from sales of premises and equipment	401,241	2,880,497	93,216
Purchase bank owned life insurance	(1,000,000)	-	-
Proceeds from sale of foreclosed assets	-	2,811,928	1,565,223
Cash paid to shareholders of Exchange Bank Acquisition	-	(6,526,646)	-
Cash paid to shareholders of Diverse Computer Marketers, Inc. Acquisition	(266,560)	(4,872,961)	-
Proceeds from sale of Federal Reserve stock	19,500	-	-
Proceeds from assumption of net liabilities in business acquisition	-	-	50,928,950
Net cash provided by (used in) investing activities	(12,841,196)	(20,961,139)	28,936,876

See Notes to Consolidated Financial Statements

Rurban Financial Corp.

Consolidated Statements of Cash Flows
Years Ended December 31

	2007	2006	2005
Financing Activities			
Net increase (decrease) in demand deposits, money market, interest checking and savings accounts	$ 5,717,453	$ 553,021	$ (6,940,715)
Net increase (decrease) in certificates of deposit	(14,241,716)	29,164,512	(16,360,869)
Net increase in securities sold under agreements to repurchase	10,735,538	26,190,480	2,021,269
Net decrease in federal funds purchased	—	(4,600,000)	(2,900,000)
Proceeds from Federal Home Loan Bank advances	14,000,000	47,900,000	20,500,000
Repayment of Federal Home Loan Bank advances	(11,000,000)	(72,400,000)	(34,500,000)
Proceeds from notes payable	—	2,700,000	—
Proceeds from trust preferred	—	—	10,310,000
Repayment of notes payable	(1,666,750)	(2,311,326)	(2,381,084)
Proceeds from stock options exercised	—	—	36,595
Purchase of treasury stock	(610,260)	—	—
Dividends paid	(1,302,827)	(1,055,759)	(914,010)
Net cash (used in) provided by financing activities	1,631,438	26,140,928	(31,128,814)
Increase (Decrease) in Cash and Cash Equivalents	(5,298,164)	9,830,952	2,033,073
Cash and Cash Equivalents, Beginning of Year	22,481,791	12,650,839	10,617,766
Cash and Cash Equivalents, End of Year	$ 17,183,627	$ 22,481,791	$ 12,650,839
Supplemental Cash Flows Information			
Interest paid	$ 17,913,818	$ 15,084,607	$ 8,989,474
Income taxes paid - net of refunds	$ (2,430,000)	$ (948,000)	$ (1,021,302)
Common stock and payable issued for net assets in Acquisition	$ —	$ —	$ 11,826,130
Transfer of loans to foreclosed assets	$ 320,600	$ 556,677	$ 3,247,539

Rurban Financial Corp.
Notes to Consolidated Financial Statements
December 31, 2007 and 2006

Note 1: Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations

Rurban Financial Corp. ("Company") is a bank holding company whose principal activity is the ownership and management of its wholly-owned subsidiaries, The State Bank and Trust Company ("State Bank"), RFCBC, Inc. ("RFCBC"), Rurbanc Data Services, Inc. ("RDSI"), Rurban Statutory Trust I ("RST I"), and Rurban Statutory Trust II ("RST II"). State Bank owns all of the outstanding stock of Reliance Financial Services ("RFS"), and Rurban Mortgage Company ("RMC"). State Bank is primarily engaged in providing a full range of banking and financial services to individual and corporate customers in northwest Ohio and Northeast Indiana. State Bank is subject to competition from other financial institutions. State Bank is regulated by certain federal and state agencies and undergoes periodic examinations by those regulatory authorities. RFCBC operates as a loan subsidiary that continues to administer a classified loan. RDSI owns all the outstanding shares of Diverse Computer Marketing ("DCM"), and provides data and item processing services to community banks in Arkansas, Florida, Illinois, Indiana, Michigan, Missouri, Nebraska, Nevada, Ohio and Wisconsin. RFS offers a diversified array of trust and financial services to customers nationwide. RST I and RST II are trusts which were organized in 2000 and 2005, respectively, to manage the Company's trust preferred securities.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company, State Bank, RFCBC, RDSI and RMC. Exchange Bank's balance sheet was consolidated at December 31, 2005, but not the income statement as a result of closing this acquisition at the close of business December 31, 2005. All significant intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Material estimates that are particularly susceptible to significant change relate to the determination of the allowance for loan losses and the valuation of real estate acquired in connection with foreclosures or in satisfaction of loans. In connection with the determination of the allowance for loan losses, management obtains independent appraisals for significant properties.

Cash Equivalents

The Company considers all liquid investments with original maturities of three months or less to be cash equivalents except for short-term U.S. Treasury securities which are classified as available-for-sale securities.

Securities

Available-for-sale securities, which include any security for which the Company has no immediate plan to sell but which may be sold in the future, are carried at fair value. Unrealized gains and losses are recorded, net of related income tax effects, in other comprehensive income.

Held-to-maturity securities, which include any security for which the Company has the positive intent and ability to hold until maturity, are carried at historical cost adjusted for amortization of premiums and accretion of discounts.

Amortization of premiums and accretion of discounts are recorded as interest income from securities. Realized gains and losses are recorded as net security gains (losses). Gains and losses on sales of securities are determined on the specific-identification method.

The Company evaluates its securities portfolio for impairment throughout the year. An impairment is recorded against individual equity securities if their cost significantly exceeds their fair value for a substantial amount of time. An impairment is also recorded for investments in debt securities, unless the decrease in fair value is attributable to interest rates and management has the intent and ability to retain the investment in the issuer for a period of time sufficient to allow for any anticipated recovery in market value.

Mortgage Loans Held for Sale

Mortgage loans originated and intended for sale in the secondary market are carried at the lower of cost or fair value in the aggregate. Net unrealized losses, if any, are recognized through a valuation allowance by charges to income.

Loans

Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoffs are reported at their outstanding principal balances adjusted for any charge-offs, the allowance for loan losses, any deferred fees or costs on originated loans and unamortized premiums or discounts on purchased loans. Interest income is reported on the interest method and includes amortization of net deferred loan fees and costs over the loan term. Generally, loans are placed on non-accrual status not later than 90 days past due, unless the loan is well-secured and in the process of collection.

Allowance for Loan Losses

The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to income. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is probable. Subsequent recoveries, if any, are credited to the allowance.

The allowance for loan losses is evaluated on a regular basis by management and is based upon management's periodic review of the collectibility of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower's ability to repay, estimated value of any underlying collateral and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as new information becomes available.

A loan is considered impaired when, based on current information and events, it is probable that State Bank will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration each of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan-by-loan basis for commercial, agricultural, and construction loans by either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's obtainable market price or the fair value of the collateral if the loan is collateral dependent.

Large groups of smaller balance homogenous loans are collectively evaluated for impairment. Accordingly, State Bank does not separately identify individual consumer and residential loans for impairment measurements.

Premises and Equipment

Depreciable assets are stated at cost less accumulated depreciation. Depreciation is charged to expense using the straight-line method for buildings and the declining balance method for equipment over the estimated useful lives of the assets. Leasehold improvements are capitalized and depreciated using the straight-line method over the terms of the respective leases.

Federal Reserve and Federal Home Loan Bank Stock

Federal Reserve and Federal Home Loan Bank stock are required investments for institutions that are members of the Federal Reserve and Federal Home Loan Bank systems. The required investment in the common stock is based on a predetermined formula.

Foreclosed Assets Held for Sale

Assets acquired through, or in lieu of, loan foreclosure are held for sale and are initially recorded at fair value at the date of foreclosure, establishing a new cost basis. Subsequent to foreclosure, valuations are periodically performed by management and the assets are carried at the lower of the carrying amount or the fair value less cost to sell. Revenue and expenses from operations related to foreclosed assets and changes in the valuation allowance are included in net income or expense from foreclosed assets.

Goodwill

Goodwill is tested for impairment annually. If the implied fair value of goodwill is lower than its carrying amount, goodwill impairment is indicated and goodwill is written down to its implied fair value. Subsequent increases in goodwill value, if any, are not recognized in the financial statements.

Intangible Assets

Intangible assets are being amortized on a straight-line basis over weighted-average periods ranging from one to fifteen years. Such assets are periodically evaluated as to the recoverability of their carrying value. Purchased software is being amortized using the straight-line method over periods ranging from one to three years.

Stock Options

At December 31, 2007, the Company has a stock-based employee compensation plan, which is described more fully in Note 18. Prior to 2006, the Company accounted for this plan under the recognition and measurement principles of APB Opinion No. 25, *Accounting for Stock Issued to Employees*, and related Interpretations. Accordingly, in 2005 and 2004, no stock-based employee compensation cost is reflected in net income, as all options granted under this plan had an exercise price equal to the market value of the underlying common stock at the grant date.

Effective January 1, 2006, the Company adopted the fair value recognition provisions of Statement of Financial Accounting Standards (SFAS) No. 123R, *Share-Based Payment*. The Company selected the modified prospective application. Accordingly, after January 1, 2006, the Company began expensing the fair value of stock options granted, modified, repurchased or cancelled. In accordance with Statement No. 123 and related interpretations, no compensation expense was recognized.

The following table illustrates the effect on 2005 net income and earnings per share if the Company had applied the fair value provisions of FASB Statement No. 123, *Accounting for Stock-based Compensation*, to stock-based employee compensation. In April 2005, the Company accelerated certain stock options to be immediately vested. In accordance with Statement No. 123 and related interpretations, no compensation expense was recognized.

	2005
Net income, as reported	$ 673,091
Less: Total stock-based employee compensation cost determined under the fair value based method, net of income taxes	(655,615)
Pro forma net income	$ 17,476
Earnings per share:	
Basic – as reported	$ 0.15
Basic – pro forma	$ 0.00
Diluted – as reported	$ 0.15
Diluted – pro forma	$ 0.00

Income Taxes

Deferred tax assets and liabilities are recognized for the tax effects of differences between the financial statement and tax basis of assets and liabilities. A valuation allowance is established to reduce deferred tax assets if it is more likely than not that a deferred tax asset will not be realized. The Company files consolidated income tax returns for its subsidiaries.

Treasury Shares

Treasury stock is stated at cost. Cost is determined by first-in, first-out method. On April 12, 2007, Rurban initiated a stock repurchase program, authorizing the repurchase of up to 250,000 shares or approximately five percent of the Company's outstanding shares. As of year end the company repurchased 48,500 shares at an average cost of $12.58.

Earnings Per Share

Earnings per share have been computed based upon the weighted-average common shares outstanding during each year. Unearned ESOP shares which have not vested have been excluded from the computation of average shares outstanding.

Reclassifications

Certain reclassifications have been made to the 2005 and 2006 financial statements to conform to the 2007 financial statement presentation. These reclassifications had no effect on net income.

Note 2: Restriction on Cash and Due From Banks

State Bank is required to maintain reserve funds in cash and/or on deposit with the Federal Reserve Bank. The reserve required at December 31, 2007, was $1,344,000.

Note 3: Securities

The amortized cost and approximate fair values of securities were as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Approximate Fair Value
Available-for-Sale Securities:				
December 31, 2007:				
U.S. Treasury and government Agencies	$ 40,133,111	$ 76,292	$ (20,040)	$ 40,189,363
Mortgage-backed securities	36,339,539	370,134	(330,074)	36,379,599
State and political subdivision	15,991,138	91,752	(64,211)	16,018,679
Equity securities	23,000	-	-	23,000
Other securities	50,000	745	-	50,745
	$ 92,536,788	$ 538,923	$ (414,325)	$ 92,661,386
December 31, 2006:				
U.S. Treasury and government Agencies	$ 59,021,221	$ -	$ (898,591)	$ 58,122,630
Mortgage-backed securities	29,169,513	48,022	(447,351)	28,770,184
State and political subdivision	15,500,312	47,316	(82,680)	15,464,948
Equity securities	23,000	-	-	23,000
Other securities	81,200	113	-	81,313
	$ 103,795,246	$ 95,451	$(1,428,622)	$102,462,075

The amortized cost and fair value of securities available for sale at December 31, 2007, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Available for Sale Amortized Cost	Available for Sale Fair Value
Within one year	$ 557,490	$ 554,396
Due after one year through five years	1,791,007	1,806,566
Due after five years through ten years	41,137,626	41,185,753
Due after ten years	12,688,126	12,712,072
	56,174,249	56,258,787
Mortgage-backed securities and equity securities	36,362,539	36,402,599
Totals	$ 92,536,788	$ 92,661,386

The carrying value of securities pledged as collateral, to secure public deposits and for other purposes, was $44,634,646 at December 31, 2007, and $61,186,085 at December 31, 2006. The securities delivered for repurchase agreements were $38,184,453 at December 31, 2007, and $27,437,603 for 2006.

Gross gains of $1,998, $7,928, and $34,050 and gross losses of $0, $502,813, and $8,750 resulting from sales of available-for-sale securities were realized for 2007, 2006 and 2005, respectively. The tax expense for net security gains (losses) for 2007, 2006, and 2005 was $679, $(168,000), and $9,000, respectively.

Certain investments in debt securities are reported in the financial statements at an amount less than their historical cost. Total fair value of these investments at December 31, 2007 and 2006, was $20,200,650 and $92,111,343 which is approximately 22% and 90% of the Company's available-for-sale investment portfolio respectively.

Based on evaluation of available evidence, including recent changes in market interest rates, credit rating information and information obtained from regulatory filings, management believes the declines in fair value for these securities are temporary.

Should the impairment of any of these securities become other than temporary, the cost basis of the investment will be reduced and the resulting loss recognized in net income in the period the other-than-temporary impairment is identified.

In 2002 the Company took an after-tax loss of $1.1 million on an investment in WorldCom bonds. In 2006 $889,454 of this loss was recovered, which resulted in a $587,000 after-tax gain.

Rurban Financial Corp.
Notes to Consolidated Financial Statements
December 31, 2007 and 2006

Securities with unrealized losses at December 31, 2007, are as follows:

	Less than 12 Months		12 Months or Longer		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Available-for-Sale Securities:						
U.S. Treasury and government agencies	$ 0	$ 0	$ 3,979,960	$ (20,040)	$3,979,960	$ (20,040)
Mortgage-backed securities	1,508,150	(7,235)	9,203,980	(322,839)	10,712,130	(330,074)
State and political subdivisions	1,728,883	(10,378)	3,779,677	(53,833)	5,508,560	(64,211)
	$3,237,033	$(17,613)	$16,963,617	$(396,712)	$ 20,200,650	$ (414,325)

Securities with unrealized losses at December 31, 2006, are as follows:

	Less than 12 Months		12 Months or Longer		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Available-for-Sale Securities:						
U.S. Treasury and government agencies	$ 6,482,190	$ (16,767)	$51,240,439	$ (881,824)	$ 57,722,629	$ (898,591)
Mortgage-backed securities	5,689,252	(56,739)	18,064,045	(390,612)	23,753,297	(447,351)
State and political subdivisions	6,975,811	(27,974)	3,659,606	(54,706)	10,635,417	(82,680)
	$19,147,253	$ (101,480)	$72,964,090	$ (1,327,142)	$ 92,111,343	$ (1,428,622)

Note 4: Loans and Allowance for Loan Losses

Categories of loans at December 31 include:

	2007	2006
Commercial	$ 83,048,522	$ 71,640,907
Commercial real estate	126,784,483	109,503,312
Agricultural	43,369,266	44,682,699
Residential real estate	84,620,992	94,389,118
Consumer	51,357,419	49,314,080
Leasing	330,000	856,808
Total loans	389,510,682	370,386,924
Less		
Net deferred loan fees, premiums and discounts	(241,938)	(285,115)
Loans, net of unearned income	$ 389,268,744	$ 370,101,809
Allowance for loan losses	$ (3,990,455)	$ (3,717,377)

Activity in the allowance for loan losses was as follows:

	2007	2006	2005
Balance, beginning of year	$3,717,377	$ 4,699,827	$ 4,899,063
Balance, Exchange Bank	-	-	910,004
Provision charged to expense	521,306	177,838	583,402
Recoveries	183,987	656,963	1,716,815
Losses charged off	(432,215)	(1,817,251)	(3,409,457)
Balance, end of year	$3,990,455	$ 3,717,377	$ 4,699,827

Individual loans determined to be impaired were as follows:

	2007	2006	2005
Year-end impaired loans with no allowance for loan losses allocated	$ 1,786,931	$ 607,469	$ 1,676,128
Year-end loans with allowance for loan losses allocated	$ 1,897,903	$ 1,514,169	$ 4,460,129
Total impaired loans	$ 3,684,834	$ 2,121,638	$ 6,136,257
Amount of allowance allocated	$ 332,805	$ 224,630	$ 1,992,807
Average of impaired loans during the year	$ 2,805,689	$ 4,177,213	$ 10,036,150
Interest income recognized during impairment	$ 63,425	$ 46,917	$ 223,782
Cash-basis interest income recognized	$ 74,940	$ 50,779	$ 232,008

At December 31, 2007, 2006, and 2005 accruing loans delinquent 90 days or more totaled $0, $0, and $5,200 respectively. Non-accruing loans at December 31, 2007, 2006, and 2005 were $5,990,000, $3,828,000, and $6,270,000 respectively.

Note 5: Premises and Equipment

Major classifications of premises and equipment stated at cost, were as follows at December 31:

	2007	2006
Land	$ 1,720,883	$ 1,544,883
Buildings and improvements	12,327,515	9,925,293
Equipment	11,878,202	11,259,960
Construction in progress	447,295	2,567,079
	26,373,895	25,297,215
Less accumulated depreciation	(11,245,141)	(9,847,441)
Net premises and equipment	$ 15,128,754	$ 15,449,774

Note 6: Goodwill

The changes in the carrying amount of goodwill for the years ended December 31, 2007, 2006 and 2005 were:

	2007	2006	2005
Balance as of January 1	$ 13,674,058	$ 8,917,373	$ 2,144,304
Adjustment (2007) and goodwill acquired during the year (2006) – Data Processing	266,559	4,795,149	-
Adjustment (2006) and goodwill acquired during the year (2005) – Banking	-	(38,464)	6,773,069
Balance as of December 31	$ 13,940,618	$ 13,674,058	$ 8,917,373

Rurban Financial Corp.

Notes to Consolidated Financial Statements
December 31, 2007 and 2006

Note 7: Other Intangible Assets

The carrying basis and accumulated amortization of recognized intangible assets at December 31, 2007 and 2006 were:

	2007		2006	
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Core deposit intangible	$ 4,039,615	$ (1,340,276)	$ 4,039,615	$ (888,544)
Customer relationship intangible	200,627	(87,493)	200,627	(76,405)
Banking intangibles	4,240,242	(1,427,769)	4,240,242	(964,949)
Customer relationship intangible	2,389,000	(212,356)	2,389,000	(53,089)
Trademark intangible	180,000	(80,000)	180,000	(6,000)
Non-compete intangible	83,000	(36,889)	83,000	(9,222)
Data Processing intangibles	2,652,000	(329,245)	2,652,000	(68,311)
Purchased software - Banking	645,778	(447,930)	217,940	(166,435)
Purchased software – Data Processing	9,928,769	(6,010,019)	9,073,965	(4,679,663)
Purchased software - Other	350,010	(184,045)	379,422	(206,538)
Purchased software	10,924,557	(6,641,994)	9,671,327	(5,052,636)
Total	$ 17,816,799	$ (8,399,008)	$ 16,563,569	$ (6,085,896)

Amortization expense for core deposits and other for the years ended December 31, 2007, 2006 and 2005, was $723,754, $535,351 and $131,825, respectively. Amortization expense for purchased software for the years ended December 31, 2007, 2006 and 2005 was $1,339,276, $1,329,580 and $1,234,279, respectively Estimated amortization expense for each of the following five years is:

	2008	2009	2010	2011	2012
Core deposit intangible	$ 397,436	$ 397,436	$ 397,436	$ 397,436	$ 397,436
Customer relationship intangible	49,930	42,337	36,884	31,069	26,758
Banking intangibles	447,366	439,773	434,320	428,505	424,194
Customer Relationship intangible	159,267	159,267	159,267	159,267	159,267
Trademark intangible	60,000	40,000	-	-	-
Non-compete intangible	27,667	40,000	-	-	-
Data Processing intangibles	246,934	239,267	159,267	159,267	159,267
Purchased software – Banking	82,665	69,033	39,915	159	-
Purchased Software – Data Processing	1,164,433	1,015,682	870,160	228,996	153,561
Purchased Software – Other	80,127	43,519	29,609	3,851	-
Purchased Software	1,327,225	1,128,234	939,684	233,006	153,561
Total	$ 2,021,525	$ 1,807,274	$ 1,533,271	$ 820,778	$ 737,022

Note 8: Interest-Bearing Time Deposits

Interest-bearing time deposits in denominations of $100,000 or more were $57,351,000 on December 31, 2007, and $75,847,000 on December 31, 2006. Certificates of deposit obtained from brokers totaled approximately $3,975,000 and $14,992,000 at December 31, 2007 and 2006, respectively.

At December 31, 2007, the scheduled maturities of time deposits were as follows:

2008	$ 183,913,727
2009	28,303,638
2010	6,283,519
2011	1,977,491
2012	2,386,412
Thereafter	616,055
Total	$ 223,480,842

Of the $3,975,000 in brokered deposits held at December 31, 2007, $2,670,000 mature within the next year.

Note 9: Short-Term Borrowings

	2007	2006
Securities sold under repurchase agreements - retail	$ 8,006,438	$ 7,270,900
Securities sold under repurchase agreements - broker	35,000,000	25,000,000
Total short-term borrowings	$ 43,006,438	$ 32,270,900

At December 31, 2007, The Bank had $20.9 million in federal funds lines, of which none were drawn upon. At December 31, 2006, The Bank had $21.8 million in federal funds lines, of which none was drawn on.

The Bank has retail repurchase agreements to facilitate cash management transactions with commercial customers. These obligations are secured by agency securities and such collateral is held by the Federal Home Loan Bank. At December 31, 2007, retail repurchase agreements totaled

$8,006,438. The maximum amount of outstanding agreements at any month end during 2007 and 2006 totaled $8,941,000 and $7,400,000, respectively, and the monthly average of such agreements totaled $7,268,000 and $6,471,000, respectively. The agreements at December 31, 2007 and 2006 mature within one month.

The Bank also has repurchase agreements with brokerage firms who are in possession of the underlying securities. The securities are returned to The Bank on the repurchase date. The maximum amount of outstanding agreements at any month end during 2007 and 2006 totaled $35,000,000 and $25,000,000, respectively, and the monthly average of such agreements totaled $28,452,000 and $14,064,000, respectively. These repurchase agreements mature between 2011 and 2012 and at December 31, 2007, totaled $35,000,000 with a weighted average interest rate at year-end of 4.75%.

Note 10: Notes Payable

Notes payable at December 31, include:

	2007	2006
Revolving Demand Note payable in the amount of $500,000, secured by all business assets of RDSI, monthly payments of interest at prime plus .5%	$ -	$ 200,000
Note payable in the amount of $2,500,000, secured by all inventory, equipment and receivables of RDSI, monthly payments of $41,042 together with interest at a variable rate equal to the 5 Year Treasury Index plus 2.85%, maturing August 23, 2011	$ 922,457	2,389,207
	$ 922,457	$ 2,589,207

Aggregate annual maturities of notes payable at December 31, 2007, are:

	Debt
2008	$ 340,288
2009	368,475
2010	213,694
Total	$ 922,457

Note 11: Federal Home Loan Bank Advances

The Federal Home Loan Bank advances were secured by mortgage loans and commercial real estate loans totaling $139,808,148 at December 31, 2007. Advances, at interest rates from 3.84 to 6.25 percent, are subject to restrictions or penalties in the event of prepayment.

Aggregate annual maturities of Federal Home Loan Bank advances at December 31, 2007, are:

	Debt
2008	$ 2,000,000
2009	5,500,000
2010	11,000,000
2011	5,500,000
Total	$ 24,000,000

Note 12: Trust Preferred Securities

On September 15, 2005, RST II, a wholly owned subsidiary of the Company, closed a pooled private offering of 10,000 Capital Securities with a liquidation amount of $1,000 per security. The proceeds of the offering were loaned to the Company in exchange for junior subordinated debentures with terms similar to the Capital Securities. The sole assets of RST II are the junior subordinated debentures of the Company and payments thereunder. The junior subordinated debentures and the back-up obligations, in the aggregate, constitute a full and unconditional guarantee by the Company of the obligations of RST II under the Capital Securities. Distributions on the Capital Securities are payable quarterly at an interest rate that changes quarterly and is based on the 3-month LIBOR and are included in interest expense in the consolidated financial statements. These securities are considered Tier 1 capital (with certain limitations applicable) under current regulatory guidelines. As of December 31, 2007 and 2006, the outstanding principal balance of the Capital Securities was $10,000,000.

On September 7, 2000, RST I, a wholly owned subsidiary of the Company, closed a pooled private offering of 10,000 Capital Securities with a liquidation amount of $1,000 per security. The proceeds of the offering were loaned to the Company in exchange for junior subordinated debentures with terms similar to the Capital Securities. The sole assets of RST I are the junior subordinated debentures of the Company and payments thereunder. The junior subordinated debentures and the back-up obligations, in the aggregate, constitute a full and unconditional guarantee by the Company of the obligations of RST I under the Capital Securities. Distributions on the Capital Securities are payable semi-annually at the annual rate of 10.6% and are included in interest expense in the consolidated financial statements. These securities are considered Tier 1 capital (with certain limitations applicable) under current regulatory guidelines. As of December 31, 2007 and 2006, the outstanding principal balance of the Capital Securities was $10,000,000.

The junior subordinated debentures are subject to mandatory redemption, in whole or in part, upon repayment of the Capital Securities at maturity or their earlier redemption at the liquidation amount. Subject to the Company having received prior approval of the Federal Reserve, if then required, the Capital Securities are redeemable prior to the maturity date of September 7, 2030, at the option of the Company; on or after September 7, 2020 at par; or on or after September 7, 2010 at a premium; or upon occurrence of specific events defined within the trust indenture.

Note 13: Income Taxes

The provision for income taxes includes these components:

	For The Year Ended December 31,		
	2007	2006	2005
Taxes currently payable (refundable)	$ 2,029,195	$ 1,408,421	$ (302,984)
Deferred income taxes	(795,035)	(460,305)	384,337
Income tax expense	$ 1,234,160	$ 948,116	$ 81,353

A reconciliation of income tax expense at the statutory rate to the Company's actual income tax expense is shown below:

	For The Year Ended December 31,		
	2007	2006	2005
Computed at the statutory rate (34%)	$ 1,526,870	$ 1,260,842	$ 256,511
Increase (decrease) resulting from			
Tax exempt interest	(211,646)	(184,640)	(103,015)
Other	(81,064)	(128,086)	(72,143)
Actual tax expense	$ 1,234,160	$ 948,116	$ 81,353

The tax effects of temporary differences related to deferred taxes shown on the balance sheets are:

	At December 31,	
	2007	2006
Deferred tax assets		
Allowance for loan losses	$ 1,244,891	$ 1,121,589
Accrued compensation and benefits	318,748	279,153
Net deferred loan fees	100,670	100,932
Unrealized losses on available-for-sale securities	-	452,812
Mark to market adjustments	42,363	-
Purchase accounting adjustments	164,796	188,644
NOL carry over	751,000	751,000
Other	48,997	3,166
	2,671,465	2,897,296
Deferred tax liabilities		
Depreciation	(973,163)	(974,157)
Mortgage servicing rights	(135,319)	(71,078)
Unrealized gains on available-for-sale securities	(42,363)	-
Mark to market adjustment	-	(452,812)
Purchase accounting adjustments	(2,226,793)	(2,350,013)
Prepaids	(182,115)	(185,760)
FHLB stock dividends	(422,314)	(422,314)
Other	-	(51,624)
	(3,982,067)	(4,507,758)
Net deferred tax liability	$ (1,310,602)	$ (1,610,462)

The NOL carry over begins to expire in 2024.

Note 14: Other Comprehensive Income (Loss)

Other comprehensive income (loss) components and related taxes are as follows:

	2007	2006	2005
Unrealized gains (losses) on securities available for sale	$ 1,459,768	$ 680,825	$ (1,266,627)
Reclassification for realized amount included in income	(1,998)	494,885	(25,300)
Other comprehensive income (loss), before tax effect	1,457,770	1,175,710	(1,291,927)
Tax expense (benefit)	495,642	399,741	(439,254)
Other comprehensive income (loss)	$ 962,128	$ 775,969	$ (852,673)

Note 15: Regulatory Matters

The Company and State Bank are subject to various regulatory capital requirements administered by the federal and state banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and State Bank must meet specific capital guidelines that involve quantitative measures of assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Company and State Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). Management believes, as of December 31, 2007, that the Company and State Bank meet all capital adequacy requirements to which they are subject.

As of December 31, 2007, the most recent notification to the regulators categorized the State Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, State Bank must maintain capital ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed State Bank's status as well-capitalized.

The Company's consolidated, and State Bank's actual, capital amounts (in millions) and ratios, as of December 31, 2007 and 2006, are also presented in the following table. On March 24, 2007, Exchange Bank was merged with and into the lead bank, State Bank.

Rurban Financial Corp.
Notes to Consolidated Financial Statements
December 31, 2007 and 2006

The Company and State Bank's actual capital amounts (in millions) and ratios are also presented in the following table.

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2007						
Total Capital (to Risk-Weighted Assets)						
Consolidated	$ 64.2	15.9%	$ 32.2	8.0%	$ -	N/A
State Bank	49.5	12.7	31.3	8.0	39.1	10.0%
Tier I Capital (to Risk-Weighted Assets)						
Consolidated	59.9	14.9	16.1	4.0	-	N/A
State Bank	45.5	11.6	15.6	4.0	23.5	6.0
Tier I Capital (to Average Assets)						
Consolidated	59.9	11.0	21.9	4.0	-	N/A
State Bank	45.5	8.4	21.8	4.0	27.3	5.0
As of December 31, 2006						
Total Capital (to Risk-Weighted Assets)						
Consolidated	$ 62.0	16.0%	$ 30.9	8.0%	$ -	N/A
State Bank	46.8	12.4	30.2	8.0	37.8	10.0%
Tier I Capital (to Risk-Weighted Assets)						
Consolidated	57.6	14.9	15.5	4.0	-	N/A
State Bank	43.0	11.4	15.1	4.0	22.7	6.0
Tier I Capital (to Average Assets)						
Consolidated	57.6	10.5	22.0	4.0	-	N/A
State Bank	43.0	7.8	22.0	4.0	27.5	5.0

Dividends paid by Rurban are mainly provided for by dividends from its subsidiaries. However, certain restrictions exist regarding the ability of State Bank to transfer funds to Rurban in the form of cash dividends, loans or advances. Regulatory approval is required in order to pay dividends in excess of State Bank's earnings retained for the current year plus retained net profits since January 1, 2005.

As of December 31, 2007, approximately $5.1 million was available for distribution to Rurban as dividends without prior regulatory approval. The 2006 table was consolidated for The State Bank and Trust Company and The Exchange Bank.

Note 16: Related Party Transactions

Certain directors, executive officers and principal shareholders of the Company, including associates of such persons, are loan customers. A summary of the related party loan activity, for loans aggregating $60,000 or more to any one related party, follows for the years ended December 31, 2007 and 2006:

	2007	2006
Balance, January 1	$ 3,454,000	$ 2,394,000
New Loans	3,751,000	5,936,000
Repayments	(3,009,000)	(4,997,000)
Other changes	1,805,000	121,000
Balance, December 31	$ 6,001,000	$ 3,454,000

In management's opinion, such loans and other extensions of credit and deposits were made in the ordinary course of business and were made on substantially the same terms (including interest rates and collateral) as those prevailing at the time for comparable transactions with other persons. Further, in management's opinion, these loans did not involve more than normal risk of collectibility or present other unfavorable features.

Deposits from related parties held at December 31, 2007 and 2006 totaled $977,000 and $1,840,000, respectively.

Note 17: Employee Benefits

The Company has retirement savings 401(k) plans covering substantially all employees. Employees contributing up to 6% of their compensation receive a Company match of 50% of the employee's contribution. Employee contributions are vested immediately and the Company's matching contributions are fully vested after three years of employment. Employer contributions charged to expense for 2007, 2006 and 2005 were $272,750, $307,000, and $257,600 respectively.

Also, the Company has deferred compensation agreements with certain active and retired officers. The agreements provide monthly payments for up to 15 years that equal 15% to 25% of average compensation prior to retirement or death. The charge to expense for the current agreements was $166,000, $199,000, and $240,000 for 2007, 2006 and 2005, respectively. In 2006 and 2005, previously accrued benefits under the agreements in the amount of $166,000 and $346,000, respectively, were reversed and credited to expense as a result of termination or resignation of certain officers. Such charges reflect the straight-line accrual over the period until full eligibility of the present value of benefits due each participant on the full eligibility date, using a 6% discount factor.

Life insurance plans are provided for certain executive officers on a split-dollar basis. The Company is the owner of the split-dollar policies. The officers are entitled to a sum equal to two times either the employee's annual salary at death, if actively employed, or final annual salary, if retired, less $50,000, not to exceed the employee's portion of the death benefit. The Company is entitled to the portion of the death proceeds which equates to the cash surrender value less any loans on the policy and unpaid interest or cash withdrawals previously incurred by the Company. The employees have the right to designate a beneficiary(s) to receive their share of the proceeds payable upon death. The cash surrender value of these life insurance policies and life insurance policies related to the Company's supplemental retirement plan totaled approximately $2,011,589 at December 31, 2007, and $1,955,902 at December 31, 2006.

Additional life insurance is provided to certain officers through a bank-owned life insurance policy ("BOLI"). By way of a separate split-dollar agreement, the policy interests are divided between the bank and the insured's beneficiary. The bank owns the policy cash value and a portion of the policy net death benefit, over and above the cash value assigned to the insured's beneficiary. During 2007 the bank elected to add $1 million in additional BOLI on two key executive officers. The cash surrender value of all life insurance policies totaled approximately $10,148,992 at December 31, 2007, and $8,815,940 at December 31, 2006.

The Company has a noncontributory employee stock ownership plan ("ESOP") covering substantially all employees of the Company and its subsidiaries. Voluntary contributions are made by the Company to the plan. Each eligible employee is vested based upon years of service, including prior years of service. The Company's contributions to the account of each employee become fully vested after three years of service.

Compensation expense is recorded equal to the fair market value of the stock when contributions, which are determined annually by the Board of Directors of the Company, are made to the ESOP. Allocated shares in the ESOP for each of the three years ended December 31, 2007, 2006 and 2005, were 462,850, 497,955, and 556,607, respectively.

Dividends on allocated shares are recorded as dividends and charged to retained earnings. Compensation expense is recorded equal to the fair market value of the stock when contributions, which are determined annually by the Board of Directors of the Company, are made to the ESOP.

ESOP expense for the years ended December 31, 2007, 2006 and 2005 was $565,644, $531,000, and $445,000, respectively.

Note 18: Stock Option Plan

In March, 2007, the Company's single share-based compensation plan expired. The compensation cost that has been charged against income for that plan was $64,406, $24,055, and $0 for 2007, 2006, and 2005, respectively. The total income tax benefit recognized in the income statement for share-based compensation arrangements was $21,898, $8,179, and $0 for 2007, 2006 and 2005, respectively.

The Company's Stock Option Plan (the Plan), which is shareholder approved, permits the grant of share options to its employees for up to 441,000 shares of common stock. The Plan expired in March, 2007. The Company believes that such awards better align the interests of its employees with those of its shareholders. Option awards are generally granted with an exercise price equal to the market price of the Company's stock at the date of grant; those option awards generally vest based on 5 years of continuous service and have 10-year contractual terms.

The fair value of each option award is estimated on the date of grant using a binomial option valuation model that uses the assumptions noted in the following table. Expected volatility is based on historical volatility of the Company's stock and other factors. The Company uses historical data to estimate option exercise and employee termination within the valuation model; separate groups of employees that have similar historical exercise behavior are considered separately for valuation purposes. The expected term of options granted is derived from the output of the option valuation model and represents the period of time that options granted are expected to be outstanding. The risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of grant.

	2007	2006	2005
Expected volatility	27.0%	18.5%	23.7-27.7%
Weighted-average volatility	27.01%	18.5%	26.7%
Expected dividends	2.0%	1.7%	0-1.5%
Expected term (in years)	10	10	10
Risk-free rate	4.72%	2.3%	4.5-4.5%

A summary of option activity under the Plan as of December 31, 2007 and changes during the year then ended, is presented below:

2007	Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding, beginning of year	325,274	$ 13.41		
Granted	114,640	11.48		
Exercised	-	-		
Forfeited	26,861	13.53		
Expired	71,074	12.87		
Outstanding, end of year	341,979	$ 12.86	6.63	$ 179,217
Exercisable, end of year	212,089	$ 13.67	5.18	$ 51,325

The weighted-average grant-date fair value of options granted during the years 2007, 2006 and 2005 was $3.02, $2.34 and $4.32, respectively. The total intrinsic value of options exercised during the years ended December 31, 2007, 2006 and 2005, was $0, $0 and $2,017, respectively.

As of December 31, 2007, there was $323,425 of total unrecognized compensation cost related to nonvested share-based compensation arrangements granted under the plan. That cost is expected to be recognized over a weighted-average period of 2.08 years

Note 19: Earnings Per Share

Earnings per share (EPS) is computed as follows:

	Year Ended December 31, 2007		
	Income	Weighted-Average Shares	Per Share Amount
Basic earnings per share			
Net income available to common shareholders	$3,256,635	5,010,987	$0.65
Effect of dilutive securities			
Stock options	-	4,324	
Diluted earnings per share			
Income available to common shareholders and assumed conversions	$3,256,635	5,015,311	$0.65

Options to purchase 176,278 common shares at $13.30 to $16.78 per share were outstanding at December 31, 2007, but were not included in the computation of diluted EPS because the options' exercise price was greater than the average market price of the common shares.

	Year Ended December 31, 2006		
	Income	Weighted-Average Shares	Per Share Amount
Basic earnings per share			
Net income available to common shareholders	$2,760,242	5,027,433	$0.55
Effect of dilutive securities			
Stock options	-	1,442	
Diluted earnings per share			
Income available to common shareholders and assumed conversions	$2,760,242	5,028,875	$0.55

Options to purchase 285,838 common shares at $11.72 to $16.78 per share were outstanding at December 31, 2006, but were not included in the computation of diluted EPS because the options' exercise price was greater than the average market price of the common shares.

	Year Ended December 31, 2005		
	Income	Weighted-Average Shares	Per Share Amount
Basic earnings per share			
Net income available to common shareholders	$673,091	4,571,348	$0.15
Effect of dilutive securities			
Stock options	-	13,058	
Diluted earnings per share			
Income available to common shareholders and assumed conversions	$673,091	4,584,406	$0.15

Options to purchase 215,066 common shares at $13.30 to $16.78 per share were outstanding at December 31, 2005, but were not included in the computation of diluted EPS because the options' exercise price was greater than the average market price of the common shares.

Note 20: Leases

The Company's subsidiaries, The State Bank and Trust Company, RDSI, and DCM, have several noncancellable operating leases for business use that expire over the next ten years. These leases generally contain renewal options for periods of five years and require the lessee to pay all executory costs such as taxes, maintenance and insurance. Aggregate rental expense for these leases was $535,361, $307,393, and $249,504 for the years ended December 31, 2007, 2006 and 2005, respectively.

Future minimum lease payments under operating leases are:

2008	$	411,551
2009		367,947
2010		307,200
2011		303,083
2012		210,200
Thereafter		833,412
Total minimum lease payments	$	2,433,393

Rurban Financial Corp.

Notes to Consolidated Financial Statements
December 31, 2007 and 2006

Note 21: Disclosures about Fair Value of Financial Instruments

The following table presents estimated fair values of the Company's financial instruments. The fair values of certain of these instruments were calculated by discounting expected cash flows, which involves significant judgments by management and uncertainties. Fair value is the estimated amount at which financial assets or liabilities could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. Because no market exists for certain of these financial instruments and because management does not intend to sell these financial instruments, the Company does not know whether the fair values shown below represent values at which the respective financial instruments could be sold individually or in the aggregate.

	December 31, 2007		December 31, 2006	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets				
Cash and cash equivalents	$17,183,627	$17,184,000	$22,481,791	$22,482,000
Interest-bearing deposits	-	-	150,000	150,000
Available-for-sale securities	92,661,386	92,661,000	102,462,075	102,462,000
Loans including loans held for sale,	386,928,047	388,253,000	366,774,532	364,490,000
Stock in FRB and FHLB	4,021,200	4,021,000	3,993,450	3,993,000
Accrued interest receivable	3,008,968	3,009,000	3,129,774	3,130,000
Financial liabilities				
Deposits	$406,031,182	$406,240,00	$414,555,44	$413,990,00
Securities sold under agreements to repurchase	43,006,438	43,110,000	32,270,900	31,674,000
Note payable	922,457	922,000	2,589,207	2,589,000
FHLB advances	24,000,000	24,823,000	21,000,000	20,982,000
Trust preferred securities	20,620,000	20,503,000	20,620,000	21,257,000
Accrued interest payable	2,532,914	2,533,000	2,224,413	2,224,000

For purposes of the above disclosures of estimated fair value, the following assumptions were used as of December 31, 2007 and 2006. The estimated fair value for cash and cash equivalents, interest-bearing deposits, FRB and FHLB stock, accrued interest receivable, demand deposits, savings accounts, interest checking accounts, certain money market deposits, short-term borrowings and interest payable is considered to approximate cost. The estimated fair value for securities is based on quoted market values for the individual securities or for equivalent securities. The estimated fair value for loans receivable, including loans held for sale, net, is based on estimates of the rate State Bank would charge for similar loans at December 31, 2007 and 2006 applied for the time period until the loans are assumed to re-price or be paid.

The estimated fair value for fixed-maturity time deposits as well as borrowings is based on estimates of the rate State Bank paid on such liabilities at December 31, 2007 and 2006, applied for the time period until maturity. The fair value of commitments is estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present creditworthiness of the counterparties. The estimated fair value for other financial instruments and off-balance sheet loan commitments approximate cost at December 31, 2007 and 2006 and are not considered significant to this presentation.

Note 22: Commitments and Credit Risk

State Bank grants commercial, agribusiness, consumer and residential loans to customers. Although State Bank has a diversified loan portfolio, agricultural loans comprised approximately 11% and 12% of the portfolio as of December 31, 2007 and 2006, respectively.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since a portion of the commitments may expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. Each customer's creditworthiness is evaluated on a case-by-case basis. The amount of collateral obtained, if deemed necessary, is based on management's credit evaluation of the customer. Collateral held varies, but may include accounts receivable, inventory, property, plant and equipment, commercial real estate and residential real estate.

Letters of credit are conditional commitments issued by State Bank to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements, including commercial paper, bond financing and similar transactions. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loans to customers.

Lines of credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Lines of credit generally have fixed expiration dates. Since a portion of the line may expire without being drawn upon, the total unused lines do not necessarily represent future cash requirements. Each customer's creditworthiness is evaluated on a case-by-case basis. The amount of collateral obtained, if deemed necessary, is based on management's credit evaluation of the customer. Collateral held varies but may include accounts receivable, inventory, property, plant and equipment, commercial real estate and residential real estate. Management uses the same credit policies in granting lines of credit as it does for on-balance-sheet instruments.

	2007	2006
Loan commitments and unused lines of credit	$ 76,445,000	$ 71,545,000
Standby letters of credit	-	582,000
Commercial letters of credit	377,000	-
Total	$ 76,822,000	$ 72,127,000

And from time to time certain due from bank accounts are in excess of federally insured limits.

There are various contingent liabilities that are not reflected in the consolidated financial statements, including claims and legal actions arising in the ordinary course of business. In the opinion of management, after consultation with legal counsel, the ultimate disposition of these matters is not expected to have a material effect on the Company's consolidated financial condition or results of operations.

Salary continuation agreements with certain executive officers contain provisions regarding certain events leading to separation from the Company, before the executive officer's normal retirement date, which could result in cash payments in excess of amounts accrued.

Note 23: Future Change in Accounting Principle

In March 2006, the FASB issued Statement of Financial Accounting Standards No. 156, *Accounting for Servicing of Financial Assets: an amendment of FASB Statement No. 140* (FAS 140 and FAS 156). FAS 140 establishes, among other things, the accounting for all separately recognized servicing assets and servicing liabilities. This Statement amends FAS 140 to require that all separately recognized servicing assets and servicing liabilities be initially measured at fair value, if practicable. This Statement permits, but does not require, the subsequent measurement of separately recognized servicing assets and servicing liabilities at fair value. Under this Statement, an entity can elect subsequent fair value measurement to account for its separately recognized servicing assets and servicing liabilities. Adoption of this Statement is required as of the beginning of the first fiscal year that begins after September 15, 2006. On January 1, 2007 the Company adopted SFAS No. 156. The adoption of SFAS No. 156 did not have a material impact on the financial position and results of operations of the Company.

The Company or one of its subsidiaries files income tax returns in the U.S. federal and multiple-state jurisdictions. With few exceptions, the Company is no longer subject to U.S. federal, state and local examinations by tax authorities for years before 2004.

The Company adopted the provisions of the Financial Accounting Standards Board (FASB) Interpretation No.48 (FIN 48), Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109, on January 1, 2007. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. As a result of the implementation of FIN 48, the Company did not become aware of any liability for uncertain tax positions that it believes should be recognized in the financial statements.

In February 2007, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 159, The Fair Value Option for Financial Assets and Financial Liabilities – including an amendment of FASB Statement No. 115 (SFAS No. 159). SFAS No. 159 permits us to choose to measure certain financial assets and liabilities at fair value that are not currently required to be measured at fair value (i.e. the Fair Value Option). Election of the Fair Value Option is made on an instrument-by-instrument basis and is irrevocable. At the adoption date, unrealized gains and losses on financial assets and liabilities for which the Fair Value Option has been elected would be reported as a cumulative adjustment to beginning retained earnings. If we elect the Fair Value Option for certain financial assets and liabilities, we will report unrealized gains and losses due to changes in their fair value in earnings at each subsequent reporting date. SFAS No. 159 is effective as of January 1, 2008. Management has evaluated the potential impact of adopting SFAS No. 159 on our consolidated financial statements and found it will have no material impact to the financial position and results of operations of the Company.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, Fair Value Measurements (FAS 157). FAS 157 enhances existing guidance for measuring assets and liabilities using fair value. Prior to the issuance of FAS 157, guidance for applying fair value was incorporated in several accounting pronouncements. FAS 157 provides a single definition of fair value, together with a framework for measuring it, and requires additional disclosure about the use of fair value to measure assets and liabilities. FAS 157 also emphasizes that fair value is a market-based measurement, not an entity-specific measurement, and sets out a fair value hierarchy with the highest priority being quoted prices in active markets. Under FAS 157, fair value measurements are disclosed by level within that hierarchy. While FAS 157 does not add any new fair value measurements, it does change current practice. Changes to practice include: (1) a requirement for an entity to include its own credit standing in the measurement of its liabilities; (2) a modification of the transaction price presumption; (3) a prohibition on the use of block discounts when valuing large blocks of securities for broker-dealers and investment companies; and (4) a requirement to adjust the value of restricted stock for the effect of the restriction even if the restriction lapses within one year. FAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years.

At its September 2006 meeting, the Emerging Issues Task Force ("EITF") reached a final consensus on Issue No. 06-4, *Accounting for Deferred Compensation and Postretirement Benefit Aspects of Endorsement Split-Dollar Life Insurance Arrangements*. The consensus stipulates that an agreement by an employer to share a portion of the proceeds of a life insurance policy with an employee during the postretirement period is a postretirement benefit arrangement required to be accounted for under Statement No. 106 ("SFAS No. 106") or Accounting Principles Board (APB) Opinion No. 12, Omnibus Opinion-1967. The consensus concludes that the purchase of a split-dollar life insurance policy does not constitute a settlement under SFAS No. 106 and, therefore, a liability for the postretirement obligation must be recognized under SFAS No. 106 if the benefit is offered under an arrangement that constitutes a plan or under APB No. 12 if it is not part of a plan. Issue 06-04 is effective for annual or interim reporting periods beginning after December 15, 2007. The Company has endorsement split-dollar life insurance policies. A liability is expected to be recorded in the first quarter of 2008, however; there will be no material impact to the financial position and results of operations as a result of the implementation of EITF 06-04.

In September 2006, the FASB ratified a consensus opinion by the EITF on EITF Issue 06-5, Accounting for Purchases of Life Insurance-Determining the Amount That Could Be Realized in Accordance with FASB Technical Bulletin No. 85-4 (Accounting for Purchases of Life Insurance). The issue requires policy holders to consider other amounts included in the contractual terms of an insurance policy, in addition to cash surrender value, for purposes of determining the amount that could be realized under the terms of the insurance contract. If it is probable that contractual terms would limit the amount that could be realized under the insurance contract, those contractual limitations should be considered when determining the realizable amounts. The amount that could be realized under the insurance contract should be determined on an individual policy (or certificate) level and should include any amount realized on the assumed surrender of the last individual policy or certificate in a group policy.

The Company holds several life insurance policies, however, the policies do not contain any provisions that would restrict or reduce the cash surrender value of the policies. The consensus in EITF Issue 06-5 is effective for fiscal years beginning after December 15, 2006. The application of this guidance did not have a material adverse effect on the Company's financial position or results of operations.

At its March 2007 meeting, the EITF reached a final consensus on Issue No. 06-10, *Accounting for Collateral Assignment Split-Dollar Life Insurance Arrangements.* A consensus was reached that an employer should recognize a liability for the postretirement benefit related to a collateral assignment split-dollar life insurance arrangement in accordance with either FASB Statement No. 106 or APB Opinion No. 12, as appropriate, if the employer has agreed to maintain a life insurance policy during the employee's retirement or provide the employee with a death benefit based on the substantive agreement with the employee. A consensus also was reached that an employer should recognize and measure an asset based on the nature and substance of the collateral assignment split-dollar life insurance arrangement. The consensuses are effective for fiscal years beginning after December 15, 2007, including interim periods within those fiscal years, with early application permitted. The Company has endorsement split-dollar life insurance policies. The implementation of EITF 06-10 will not have a material impact on the financial position and results of operations of the Company.

Rurban Financial Corp.

Notes to Consolidated Financial Statements
December 31, 2007 and 2006

Note 24: Condensed Financial Information (Parent Company Only)

Presented below is condensed financial information as to financial position, results of operations and cash flows of the Company:

Condensed Balance Sheets

	2007	2006
Assets		
Cash and cash equivalents	$ 5,089,342	$ 7,102,859
Investment in common stock of banking subsidiaries	58,521,717	56,448,620
Investment in nonbanking subsidiaries	16,004,390	13,846,560
Other assets	1,972,079	2,103,164
Total assets	$ 81,587,528	$ 79,501,203
Liabilities		
Trust preferred securities	$ 20,000,000	$ 20,000,000
Borrowings from non-banking subsidiaries	620,000	620,000
Other liabilities	1,642,294	1,926,050
Total liabilities	22,262,294	22,546,050
Stockholders' Equity	59,325,234	56,955,153
Total liabilities and stockholders' equity	$ 81,587,528	$ 79,501,203

Condensed Statements of Income

	2007	2006	2005
Income			
Interest Income	$ 4,324	$ 3,099	$ 2,126
Dividends from subsidiaries			
Banking Subsidiaries	1,200,000	6,400,000	7,153,134
Nonbanking subsidiaries	300,000	-	1,513,000
Total	1,500,000	6,400,000	8,666,134
Other income	1,353,760	1,491,158	1,091,721
Total income	2,858,084	7,894,257	9,759,981
Expenses			
Interest expense	1,808,520	1,787,023	1,364,168
Other expense	2,831,749	2,683,109	2,514,712
Total expenses	4,640,269	4,470,132	3,878,880
Income before income tax and equity in undistributed income of subsidiaries	(1,782,185)	3,424,125	5,881,101
Income tax	(1,115,943)	(1,011,797)	(946,911)
Income before equity in undistributed income of subsidiaries	(666,242)	4,435,922	6,828,012
Equity in undistributed (excess distributed) income of subsidiaries			
Banking subsidiaries	1,710,405	(3,797,432)	(6,383,468)
Nonbanking subsidiaries	2,212,472	2,121,752	228,547
Total	3,922,877	(1,675,680)	(6,154,921)
Net income	$ 3,256,635	$ 2,760,242	$ 673,091

Rurban Financial Corp.

Notes to Consolidated Financial Statements
December 31, 2007 and 2006

Condensed Statements of Cash Flows

	2007	2006	2005
Operating Activities			
Net income	$ 3,256,635	$ 2,760,242	$ 673,091
Items not requiring (providing) cash			
Equity in (undistributed) excess distributed net income of subsidiaries	(3,268,799)	2,204,917	6,192,398
Expense of stock option plan	64,406	24,055	-
Other assets	131,085	(49,256)	(15,230)
Other liabilities	(283,757)	(6,032,292)	629,444
Net cash provided by (used in) operating activities	(100,430)	(1,092,334)	7,479,703
Investing Activities			
Investment in RST II	-	-	(310,000)
Investment in RDSI	-	(5,500,000)	-
Investment in ROC	-	(600,000)	-
Repayment of policy loan	-	-	(1,014,523)
Proceeds from liabilities assumed in business acquisition	-	-	3,029
Net cash used in investing activities	-	(6,100,000)	(1,321,494)
Financing Activities			
Cash dividends paid	(1,302,827)	(1,055,761)	(914,010)
Payment of registration costs and other acquisition costs	-	-	(326,615)
Repayment of note payable	-	(240,000)	-
Proceeds from subordinated debenture	-	-	10,310,000
Proceeds from exercise of stock options	-	-	36,595
Purchase of treasury stock	(610,260)	-	-
Net cash provided by (used in) financing activities	(1,913,087)	(1,295,761)	9,105,970
Net Change in Cash and Cash Equivalents	(2,013,517)	(8,488,095)	15,264,179
Cash and Cash Equivalents at Beginning of Year	7,102,859	15,590,954	326,775
Cash and Cash Equivalents at End of Year	$ 5,089,342	$ 7,102,859	$ 15,590,954
Supplemental cash flow information			
Common stock and payable issued for net assets in acquisition	$ -	$ -	$ 11,826,130

Note 25: Segment Information

The reportable segments are determined by the products and services offered, primarily distinguished between banking and data processing operations. Loans, investments, deposits and financial services provide the revenues in the banking segment and include the accounts of State Bank, RFCBC and RFS, which provides trust and financial services to customers nationwide.

Service fees provide the revenues in the data processing operation and include the accounts of RDSI and DCM. Other segments include the accounts of the Company, Rurban Financial Corp., which provides management services to its subsidiaries.

The accounting policies used are the same as those described in the summary of significant accounting policies. Segment performance is evaluated using net interest income, other revenue, operating expense and net income. Goodwill is allocated. Income taxes and indirect expenses are allocated on revenue. Transactions among segments are made at fair value. The Company allocates certain expenses to other segments. Information reported internally for performance assessment follows. Reclassifications have been made to the 2005 and 2006 tables to conform to the 2007 table, which include the consolidation of The State Bank and Trust Company, RFCBC and RFS into Banking, RDSI and DCM into Data Processing, and Rurban Financial Corp. into Other.

2007	Banking	Data Processing	Other	Total Segments	Intersegment Elimination	Consolidated Totals
Income Statement Information:						
Net interest income (expense)	$ 16,859,523	$ (268,014)	$ (1,804,197)	$ 14,787,312	$ —	$ 14,787,312
Other revenue-external customers	7,434,979	19,347,947	78,473	26,861,399	—	26,861,399
Other revenue-other segments	551,681	1,539,854	1,314,861	3,406,396	(3,406,396)	—
Net interest income and other revenue	24,846,183	20,619,787	(410,863)	45,055,107	(3,406,396)	41,648,711
Noninterest expense	20,338,289	16,872,968	2,831,749	40,043,006	(3,406,396)	36,636,610
Significant noncash items:						
Depreciation and amortization	999,594	2,837,758	132,570	3,969,922	—	3,969,922
Provision for loan losses	521,306	—	—	521,306	—	521,306
Income tax expense	1,076,183	1,273,919	(1,115,942)	1,234,160	—	1,234,160
Segment profit	$ 2,910,405	$ 2,472,900	$ (2,126,670)	$ 3,256,635	—	$ 3,256,635
Balance sheet information:						
Total assets	$541,717,871	$ 20,419,865	$81,439,870	$643,577,606	$ (82,363,608)	$561,213,998
Goodwill and intangibles	11,691,382	7,384,464	—	19,075,846	—	19,075,846
Premises and equipment expenditures	$ 3,599,534	$ 2,303,330	$ 137,071	$ 6,039,935	—	$ 6,039,935

2006	Banking	Data Processing	Other	Total Segments	Intersegment Elimination	Consolidated Totals
Income Statement Information:						
Net interest income (expense)	$ 17,082,702	$ (264,336)	$(1,783,924)	$ 15,034,442	$ —	$ 15,034,442
Other revenue-external customers	8,211,356	15,011,143	532,822	23,755,321	—	23,755,321
Other revenue-other segments	3,316,764	1,551,655	997,260	5,865,679	(5,865,679)	—
Net interest income and other revenue	28,610,822	16,298,462	(253,842)	44,655,442	(5,865,679)	38,789,763
Noninterest expense	24,943,476	13,142,661	2,683,109	40,769,246	(5,865,679)	34,903,567
Significant noncash items:						
Depreciation and amortization	933,518	2,505,065	106,382	3,544,965	—	3,544,965
Provision for loan losses	177,838	—	—	177,838	—	177,838
Income tax expense	886,940	1,072,973	(1,011,797)	948,116	—	948,116
Segment profit	$ 2,602,568	$ 2,082,828	$(1,925,154)	$ 2,760,242	—	$ 2,760,242
Balance sheet information:						
Total assets	$539,310,887	$20,306,144	$79,188,059	$638,805,090	$(82,797,837)	$556,007,253
Goodwill and intangibles	12,154,202	7,378,838	—	19,533,040	—	19,533,040
Premises and equipment expenditures	$ 3,079,231	$ 5,820,264	$ 142,769	$ 9,042,264	—	$ 9,042,264

2005	Banking	Data Processing	Other	Total Segments	Intersegment Elimination	Consolidated Totals
Income Statement Information:						
Net interest income (expense)	$ 13,650,366	$ (234,741)	$(1,362,041)	$ 12,053,584	$ —	$ 12,053,584
Other revenue-external customers	5,556,794	12,708,407	72,901	18,338,102	—	18,338,102
Other revenue-other segments	910,827	1,354,001	870,005	3,134,833	(3,134,833)	—
Net interest income and other revenue	20,117,987	13,827,667	(419,135)	33,526,519	(3,134,833)	30,391,686
Non-interest expense	18,682,524	11,164,340	2,341,809	32,188,673	(3,134,833)	29,053,840
Significant noncash items:						
Depreciation and amortization	731,976	2,315,621	61,096	3,108,693	—	3,108,693
Provision for loan losses	583,402	—	—	583,402	—	583,402
Income tax expense	82,395	945,869	(946,911)	81,353	—	81,353
Segment profit	$ 769,666	$ 1,717,458	$(1,814,033)	$ 673,091	—	$ 673,091
Balance sheet information:						
Total assets	$521,117,797	$ 10,204,699	$82,155,101	$613,477,597	$(82,935,321)	$530,542,276
Goodwill and intangibles	12,659,706	—	—	12,659,706	—	12,659,706
Premises and equipment expenditures	$ 688,124	$ 2,252,592	$ 157,818	$ 3,098,534	—	$ 3,098,534

Note 26: Quarterly Financial Information (Unaudited)

The following tables summarize selected quarterly results of operations for 2007 and 2006.

December 31, 2007	March	June	September	December
Interest income	$ 8,016,828	$ 8,234,039	$ 8,350,340	$ 8,408,422
Interest expense	4,423,552	4,483,901	4,689,389	4,625,477
Net interest income	3,593,276	3,750,158	3,660,591	3,783,287
Provision for loan losses	92,640	145,594	140,409	142,663
Noninterest income	6,738,742	6,507,700	6,782,842	6,832,115
Noninterest expense	9,300,253	9,065,370	9,106,400	9,164,587
Income tax expense	236,672	261,829	333,384	402,275
Net income	702,453	785,045	863,601	905,536
Earnings per share				
Basis	0.14	0.16	0.17	0.18
Diluted	0.14	0.16	0.17	0.18
Dividends per share	0.06	0.06	0.07	0.07

December 31, 2006	March	June	September	December
Interest income	$ 7,047,089	$ 7,542,688	$ 8,157,473	$ 8,223,168
Interest expense	3,183,033	3,712,225	4,401,939	4,638,779
Net interest income	3,864,056	3,830,463	3,755,534	3,584,389
Provision for loan losses	246,000	56,321	35,000	(159,483)
Noninterest income	5,008,299	5,268,252	5,902,756	7,576,014
Noninterest expense	7,950,031	8,079,875	8,514,656	10,359,005
Income tax expense	153,779	248,996	294,893	250,448
Net income	522,545	713,523	813,741	710,433
Earnings per share				
Basis	0.10	0.14	0.16	0.14
Diluted	0.10	0.14	0.16	0.14
Dividends per share	0.05	0.05	0.05	0.06

During the fourth quarter of 2006, the Company restructured its balance sheet and recorded losses of $718,000, recorded losses of $283,000 associated with the merger, recorded income of $890,000 on the recovery of bond losses and sold the credit card portfolio for a gain of $740,000. The merger charges relate to the Company's plan at the time to merge its Banking Group, consisting of The State Bank and Trust Company, The Exchange Bank, Rurban Operations Company and Reliance Financials Services, N.A., into The State Bank and Trust Company charter. The Company completed the merger on March 24, 2007.

Note 27: Business Acquisitions

Diverse Computer Marketers

On September 2, 2006, Rurbanc Data Services, Inc ("RDSI"), the bank data processing subsidiary of Rurban Financial Corp. ("Rurban"), completed its acquisition of Diverse Computer Marketers, Inc., a Michigan corporation, and a related Indiana corporation, DCM Indiana, Inc. Rurban subsequently merged DCM Indiana, Inc. into Diverse Computer Marketers, Inc. ("DCM"). DCM now operates as a separate subsidiary of RDSI. As a result of this acquisition, the Company will have an opportunity to grow its item processing business.

Under the terms of the Stock Purchase Agreement, RDSI acquired all of the outstanding stock of the DCM Companies from their shareholders for an aggregate purchase price of $5.0 million. An additional $250,000 was payable to the shareholders contingent upon the continuation of profitable growth over the first year of combined operations. The final payment of $266,559 was made in 2007. The entire purchase price was paid in cash. The results of DCM's operations have been included in Rurban's consolidated statement of income from the date of acquisition.

The following tables summarize the estimated fair values of the net assets acquired and the computation of the purchase price and goodwill related to the acquisitions.

Assets:	
Cash	$ 118,137
Accounts receivable	419,151
Premises and equipment	207,644
Goodwill	4,795,144
Other intangibles	2,652,000
Other assets	158,241
Total Assets	8,350,317
Liabilities:	
Accounts payable	1,188,289
Borrowings	1,284,427
Other liabilities	886,510
Total Liabilities	3,359,226
Net assets acquired	$ 4,991,091

The signficant intangible assets acquired include the customer related intangible of $2,389,000, the Trademark of $180,000 and the non-compete agreements of $83,000, which have useful lives of 180, 36 and 36 months, respectively, and will be amortized using the straight-line method. The $4.8 million of goodwill was assigned entirely to the data processing unit and is not expected to be deductible for tax purposes. This analysis is based upon an initial third party opinion and is subject to change for up to twelve months.

Under terms of the Stock Purchase Agreement, and immediately prior to the closing, the disaster recovery services portion of the DCM business was spun-off. As DCM records did not include separate financial information for the disaster recovery services, historical financial information for the purchased portion of the business is not available. Therefore, pro forma information that discloses the results of operations as though the business combination had been completed at the beginning of the period is not included.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Rurban Financial Corp. ("Rurban"), is a bank holding company registered with the Federal Reserve Board under the Bank Holding Company Act of 1956, as amended. Through its direct and indirect subsidiaries, Rurban is engaged in commercial banking, computerized data and item processing, and trust and financial services.

The following discussion is intended to provide a review of the consolidated financial condition and results of operations of Rurban and its subsidiaries (collectively, the "Company"). This discussion should be read in conjunction with the Company's consolidated financial statements and related footnotes for the year ended December 31, 2007.

Critical Accounting Policies

The accounting and reporting policies of the Company are in accordance with accounting principles generally accepted in the United States and conform to general practices within the banking industry. The Company's significant accounting policies are described in detail in the notes to the Company's consolidated financial statements for the year ended December 31, 2007. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions. The Company's financial position and results of operations can be affected by these estimates and assumptions and are integral to the understanding of reported results. Critical accounting policies are those policies that management believes are the most important to the portrayal of the Company's financial condition and results, and they require management to make estimates that are difficult, subjective or complex.

Allowance for Loan Losses - The allowance for loan losses provides coverage for probable losses inherent in the Company's loan portfolio. Management evaluates the adequacy of the allowance for loan losses each quarter based on changes, if any, in underwriting activities, loan portfolio composition (including product mix and geographic, industry or customer-specific concentrations), trends in loan performance, regulatory guidance and economic factors. This evaluation is inherently subjective, as it requires the use of significant management estimates. Many factors can affect management's estimates of specific and expected losses, including volatility of default probabilities, rating migrations, loss severity and economic and political conditions. The allowance is increased through provisions charged to operating earnings and reduced by net charge-offs.

The Company determines the amount of the allowance based on relative risk characteristics of the loan portfolio. The allowance recorded for commercial loans is based on reviews of individual credit relationships and an analysis of the migration of commercial loans and actual loss experience. The allowance recorded for homogeneous consumer loans is based on an analysis of loan mix, risk characteristics of the portfolio, fraud loss and bankruptcy experiences, and historical losses, adjusted for current trends, for each homogeneous category or group of loans. The allowance for credit losses relating to impaired loans is based on each impaired loan's observable market price, the collateral for certain collateral-dependent loans, or the discounted cash flows using the loan's effective interest rate.

Regardless of the extent of the Company's analysis of customer performance, portfolio trends or risk management processes, certain inherent but undetected losses are probable within the loan portfolio. This is due to several factors including inherent delays in obtaining information regarding a customer's financial condition or changes in their unique business conditions, the subjective nature of individual loan evaluations, collateral assessments and the interpretation of economic trends. Volatility of economic or customer-specific conditions affecting the identification and estimation of losses for larger non-homogeneous credits and the sensitivity of assumptions utilized to establish allowances for homogenous groups of loans are also factors. The Company estimates a range of inherent losses related to the existence of these exposures. The estimates are based upon the Company's evaluation of imprecise risk associated with the commercial and consumer allowance levels and the estimated impact of the current economic environment.

Goodwill and Other Intangibles - The Company records all assets and liabilities acquired in purchase acquisitions, including goodwill and other intangibles, at fair value as required by SFAS 141. Goodwill is subject, at a minimum, to annual tests for impairment. Other intangible assets are amortized over their estimated useful lives using straight-line and accelerated methods, and are subject to impairment if events or circumstances indicate a possible inability to realize the carrying amount. The initial goodwill and other intangibles recorded and subsequent impairment analysis requires management to make subjective judgments concerning estimates of how the acquired asset will perform in the future. Events and factors that may significantly affect the estimates include, among others, customer attrition, changes in revenue growth trends, specific industry conditions and changes in competition.

Impact of Accounting Changes

In March 2006, the FASB issued Statement of Financial Accounting Standards No. 156, *Accounting for Servicing of Financial Assets: an amendment of FASB Statement No. 140* (FAS 140 and FAS 156). FAS 140 establishes, among other things, the accounting for all separately recognized servicing assets and servicing liabilities. This Statement amends FAS 140 to require that all separately recognized servicing assets and servicing liabilities be initially measured at fair value, if practicable. This Statement permits, but does not require, the subsequent measurement of separately recognized servicing assets and servicing liabilities at fair value. Under this Statement, an entity can elect subsequent fair value measurement to account for its separately recognized servicing assets and servicing liabilities. Adoption of this Statement is required as of the beginning of the first fiscal year that begins after September 15, 2006. On January 1, 2007, the Company adopted SFAS No. 156. The adoption of SFAS No. 156 did not have a material impact on the financial position and results of operations of the Company.

The Company or one of its subsidiaries files income tax returns in the U.S. federal and multiple-state jurisdictions. With few exceptions, the Company is no longer subject to U.S. federal, state and local examinations by tax authorities for years before 2004.

The Company adopted the provisions of the Financial Accounting Standards Board (FASB) Interpretation 48 (FIN 48), *[Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109]*, on January 1, 2007. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. As a result of the implementation of FIN 48, the Company did not become aware of any liability for uncertain tax positions that it believes should be recognized in the financial statements.

In February 2007, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 159, [*The Fair Value Option for Financial Assets and Financial Liabilities – including an amendment of FASB Statement No. 115 (SFAS No. 159)*]. SFAS No. 159 permits the Company to choose to measure certain financial assets and liabilities at fair value that are not currently required to be measured at fair value (i.e. the Fair Value Option). Election of the Fair Value Option is made on an instrument-by-instrument basis and is irrevocable. At the adoption date, unrealized gains and losses on financial assets and liabilities for which the Fair Value Option has been elected would be reported as a cumulative adjustment to beginning retained earnings. If we elect the Fair Value Option for certain financial assets and liabilities, we will report unrealized gains and losses due to changes in their fair value in earnings at each subsequent reporting date. SFAS No. 159 is effective as of January 1, 2008. Management has evaluated the potential impact of adopting SFAS No. 159 on the Company consolidated financial statements and does not expect it will have any material impact to the financial position and results of operations of the Company.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, [*Fair Value Measurements (FAS 157)*]. FAS 157 enhances existing guidance for measuring assets and liabilities using fair value. Prior to the issuance of FAS 157, guidance for applying fair value was incorporated in several accounting pronouncements. FAS 157 provides a single definition of fair value, together with a framework for measuring it, and requires additional disclosure about the use of fair value to measure assets and liabilities. FAS 157 also emphasizes that fair value is a market-based measurement, not an entity-specific measurement, and sets out a fair value hierarchy with the highest priority being quoted prices in active markets. Under FAS 157, fair value measurements are disclosed by level within that hierarchy. While FAS 157 does not add any new fair value measurements, it does change current practice. Changes to practice include: (1) a requirement for an entity to include its own credit standing in the measurement of its liabilities; (2) a modification of the transaction price presumption; (3) a prohibition on the use of block discounts when valuing large blocks of securities for broker-dealers and investment companies; and (4) a requirement to adjust the value of restricted stock for the effect of the restriction even if the restriction lapses within one year. FAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years.

At its September 2006 meeting, the Emerging Issues Task Force ("EITF") reached a final consensus on Issue No. 06-4, [*Accounting for Deferred Compensation and Postretirement Benefit Aspects of Endorsement Split-Dollar Life Insurance Arrangements*]. The consensus stipulates that an agreement by an employer to share a portion of the proceeds of a life insurance policy with an employee during the postretirement period is a postretirement benefit arrangement required to be accounted for under Statement No. 106 ("SFAS No. 106") or Accounting Principles Board (APB) Opinion No. 12, Omnibus Opinion-1967. The consensus concludes that the purchase of a split-dollar life insurance policy does not constitute a settlement under SFAS No. 106 and, therefore, a liability for the postretirement obligation must be recognized under SFAS No. 106 if the benefit is offered under an arrangement that constitutes a plan or under APB No. 12 if it is not part of a plan. Issue 06-04 is effective for annual or interim reporting periods beginning after December 15, 2007. The Company has endorsement split-dollar life insurance policies. A liability is expected to be recorded in the first quarter of 2008, however; there will be no material impact to the financial position and results of operations as a result of the implementation of EITF 06-04.

In September 2006, the FASB ratified a consensus opinion by the EITF on EITF Issue 06-5, [*Accounting for Purchases of Life Insurance-Determining the Amount That Could Be Realized in Accordance with FASB Technical Bulletin No. 85-4 (Accounting for Purchases of Life Insurance)*]. EITF Issue 06-5 requires policy holders to consider other amounts included in the contractual terms of an insurance policy, in addition to cash surrender value, for purposes of determining the amount that could be realized under the terms of the insurance contract. If it is probable that contractual terms would limit the amount that could be realized under the insurance contract, those contractual limitations should be considered when determining the realizable amounts. The amount that could be realized under the insurance contract should be determined on an individual policy (or certificate) level and should include any amount realized on the assumed surrender of the last individual policy or certificate in a group policy.

The Company holds several life insurance policies; however, the policies do not contain any provisions that would restrict or reduce the cash surrender value of the policies. The consensus in EITF Issue 06-5 is effective for fiscal years beginning after December 15, 2006. The application of this guidance did not have a material adverse effect on the Company's financial position or results of operations.

At its March 2007 meeting, the EITF reached a final consensus on Issue No. 06-10, *Accounting for Collateral Assignment Split-Dollar Life Insurance Arrangements.* A consensus was reached that an employer should recognize a liability for the postretirement benefit related to a collateral assignment split-dollar life insurance arrangement in accordance with either FASB Statement No. 106 or APB Opinion No. 12, as appropriate, if the employer has agreed to maintain a life insurance policy during the employee's retirement or provide the employee with a death benefit based on the substantive agreement with the employee. A consensus also was reached that an employer should recognize and measure an asset based on the nature and substance of the collateral assignment split-dollar life insurance arrangement. The consensuses are effective for fiscal years beginning after December 15, 2007, including interim periods within those fiscal years, with early application permitted. The Company has endorsement split-dollar life insurance policies. The implementation of EITF 06-10 will not have a material impact on the financial position and results of operations of the Company.

Acquisitions

Diverse Computer Marketers

On September 2, 2006, Rurbanc Data Services, Inc ("RDSI"), the bank data processing subsidiary of Rurban Financial Corp. ("Rurban"), completed its acquisition of Diverse Computer Marketers, Inc., a Michigan corporation, and a related Indiana corporation, DCM Indiana, Inc. Rurban subsequently merged DCM Indiana, Inc. into Diverse Computer Marketers, Inc. ("DCM"). DCM operated as a separate subsidiary of RDSI in 2007. As a result of this acquisition, the Company will have an opportunity to grow its item processing business.

Under the terms of the Stock Purchase Agreement, RDSI acquired all of the outstanding stock of the DCM Companies from their shareholders for an aggregate purchase price of $5.0 million. An additional $250,000 plus interest and other considerations was payable to the shareholders contingent upon the continuation of profitable growth over the first year of combined operations. The final payment of $266,559 was made in 2007. The entire purchase price was paid in cash. The results of DCM's operations have been included in Rurban's consolidated statement of income from the date of acquisition.

The following tables summarize the estimated fair values of the net assets acquired and the computation of the purchase price and goodwill related to the acquisitions.

Assets:		
Cash	$	118,137
Accounts receivable		419,151
Premises and equipment		207,644
Goodwill		4,795,144
Other intangibles		2,652,000
Other assets		158,241
Total Assets		8,350,317
Liabilities:		
Accounts payable		1,188,289
Borrowings		1,284,427
Other liabilities		886,510
Total Liabilities		3,359,226
Net assets acquired	$	4,991,091

The signficant intangible assets acquired include the customer related intangible of $2,389,000, the Trademark of $180,000 and the non-compete agreements of $83,000, which have useful lives of 180, 36 and 36 months, respectively, and will be amortized using the straight-line method. The $4.8 million of goodwill was assigned entirely to the data processing unit and is not expected to be deductible for tax purposes. This analysis is based upon an initial third party opinion.

Under terms of the Stock Purchase Agreement, and immediately prior to the closing, the disaster recovery services portion of the DCM business was spun-off. As DCM records did not include separate financial information for the disaster recovery services business, historical financial information for the purchased portion of the business is not available. Therefore, pro forma information that discloses the results of operations as though the business combination had been completed at the beginning of the period is not included.

EARNINGS SUMMARY

Net income for 2007 was $3.3 million, or $0.65 per diluted share, compared with net income of $2.8 million, or $0.55 per diluted share, and net income of $673,000, or $0.15 per diluted share, reported for 2006 and 2005, respectively. Cash dividends per share were $0.26 in 2007, $0.21 in 2006 and $0.20 in 2005.

Rurban continued to make significant progress in 2007, as the Company continued its path of improving profitability. Rurban achieved four consecutive quarters of core earnings improvement. Revenue continued to grow and the company executed significant non-interest expense reductions within the Banking Group. The earnings improvement was driven by both the banking and data and item processing segments of Rurban. Many of the non-interest expense reductions were due to the company merging four separate charters into the lead bank, The State Bank and Trust Company. It also represents a new beginning for Rurban, where the Company can focus its energies on growth, efficiency and profitability. In the fourth quarter of 2006, the Company announced additional steps to complete its restructuring. The Company completed initiatives in 2007 to bring these final steps to closure, streamlining Rurban into a holding company with a single-chartered community bank and a dynamic data processing company. Net income for 2006 was impacted by asset quality combined with continued improvement in the revenue stream of RDSI. Also negatively impacting earnings in 2006 was the RFCBC loan sale and acquisition costs relating to the acquisitions that were necessary for the growth strategy to pave the way for future earnings.

CHANGES IN FINANCIAL CONDITION

Balance sheet growth over the past twelve months has been achieved exclusively through organic growth. Total loans increased 5.2%, or $19.2 million, over the course of 2007, funded largely by cash and the liquidation of investment securities. As a result of this restructure, assets grew only 1% year-over-year to $561.2 million.

Significant Events of 2007

During the first quarter of 2007, Rurban merged Reliance Financial Services, N.A., its trust and investment subsidiary, and The Exchange Bank, its recently acquired community bank, into The State Bank and Trust Company. This action has allowed efficiencies leading to continuing core profit improvement at The State Bank and Trust Company.

State Bank continues to expand its reach to higher-growth markets. In January 2007, the Fort Wayne, Indiana Loan Production Office was converted to a full-service branch. State Bank continued its entrance to growth markets by opening a Loan Production Office in Columbus, Ohio in December, 2007.

RDSI and DCM, Rurban's data and item processing subsidiaries, reported another record year. The total number of banks being processed increased by 5 to 117. Revenue increased to $20.6 million, a $4.3 million, or 27% increase, over the previous year's results. Net income was a record $2.5 million for the year.

On April 12, 2007, Rurban initiated a stock repurchase program, authorizing the repurchase of up to 250,000 shares, or approximately 5%, of the Company's outstanding shares. As of the end of the fourth quarter, Rurban repurchased 48,500 shares at an average cost of $12.58.

Rurban increased its dividend to shareholders from $0.21 per share during 2006 to $0.26 per share in 2007.

Significant Events of 2006

During the fourth quarter of 2006, Rurban increased its quarterly dividend by 20%, to $0.06 per share.

Fourth quarter 2006 results include actions that resulted in after-tax charges/income of $474,000 for balance sheet restructuring, merger-related expenses of $187,000, recovery of WorldCom bond losses totaling $587,000, and a gain associated with the sale of the credit card portfolio of $488,000.

Rurban received regulatory approval to open a full-service banking center in Fort Wayne, Indiana, where it previously had a Loan Production Office. This full service branch opened on January 2, 2007.

Rurban announced the planned merger of Reliance Financial Services, N.A., Rurban's trust and investment subsidiary, and The Exchange Bank, its recently acquired community bank, into its lead bank, The State Bank and Trust Company, subject to regulatory approval. An after-tax charge of $187,000 for this merger was recorded during the fourth quarter as stated earlier.

On September 2, 2006, Rurbanc Data Services, Inc. ("RDSI"), the bank data processing subsidiary of Rurban Financial Corp. ("Rurban"), completed its acquisition of Diverse Computer Marketers, Inc.

RESULTS OF OPERATIONS

	Year Ended December 31,			Year Ended December 31,		
	2007	2006	% Change	2006	2005	% Change
	(dollars in thousands except per share data)					
Total Assets	$561,214	$556,007	+1%	$556,007	$530,542	+5%
Total Securities	92,661	102,462	-10%	102,462	139,353	-27%
Loans Held for Sale	1,650	390	N/A	390	224	N/A
Loans (Net)	385,278	366,384	+5%	366,384	322,348	+14%
Allowance for Loan Losses	3,990	3,717	+7%	3,717	4,700	-21%
Total Deposits	$406,031	$414,555	-2%	$414,555	$384,838	+8%
Total Revenues	$ 41,648	$ 38,790	+7%	$ 38,790	$ 30,392	+28%
Net Interest Income	14,787	15,034	-2%	15,034	12,054	+25%
Loan Loss Provision (credit)	521	178	N/A	178	583	-70%
Noninterest Income	26,861	23,755	+13%	23,755	18,338	+13%
Non-interest Expense	36,637	34,904	+5%	34,904	29,054	+20%
Net Income	3,257	2,760	+18%	2,760	673	+310%
Basic Earnings per Share	$0.65	$0.55	N/A	$0.55	$0.15	N/A
Diluted Earnings per Share	$0.65	$0.55	N/A	$0.55	$0.15	N/A

Net Interest Income

	Year Ended December 31,			Year Ended December 31,		
	2007	2006	% Change	2006	2005	% Change
	(dollars in thousands)					
Net Interest Income	$14,787	$15,034	-2%	$15,034	$12,054	+25%

Net interest income was $14.8 million for 2007 compared to $15.0 million for 2006, a decrease of 1.6%, which primarily resulted from margin compression. Average earning assets also decreased to $488.3 million in 2007 compared to $490.6 million in 2006 as a result of repositioning the balance sheet to improve the net interest margin. Over the past 12 months, the company was successful in converting lower yielding investments into a funding source for loan growth and converting higher cost deposits to core deposits and increasing wholesale funding due to favorable rates.

Net interest income was $15.0 million for 2006, an increase of 24.7% above the prior year, which resulted from a 26.2% growth in average earning assets offset by a one basis point decline in the annual net interest margin to 3.13%. The growth in earning assets was attributable to the acquisition of The Exchange Bank. The decrease in the net interest margin was largely due to the flat to sometimes inverted yield curve, the high mix of investments to earning assets and the increase in funding cost throughout 2006.

Loan Loss Provision

A Provision for Loan Losses of $521,000 was taken in 2007 compared to $178,000 taken for 2006; the $343,000 increase reflects a more normal accrual in 2007.

A Provision for Loan Losses of $178,000 was taken in 2006 compared to $583,000 taken for 2005; the $405,000 decrease reflects the lower level of risk in the loan portfolio, in addition to the release of the $140,000 reserve associated with the credit card portfolio, which has been sold with partial recourse to the bank. The fourth quarter loan loss provision of $(159,000) represents a $772,000 decrease from the prior-year fourth quarter, and reflects the same factors as above. The fourth quarter of 2005 was impacted by a problem loan sale.

Non-interest Income

	Year Ended December 31,			Year Ended December 31,		
	2007	2006	% Change	2006	2005	% Change
	(dollars in thousands)					
Total Non-interest Income	$ 26,861	$ 23,755	+13%	$ 23,755	$ 18,338	+30%
- Data Service Fees	$ 19,382	$ 15,011	+29%	$ 15,011	$ 12,708	+18%
- Trust Fees	$ 3,385	$ 3,192	+6%	$ 3,192	$ 3,134	+2%
- Deposit Service Fees	$ 2,244	$ 2,161	+4%	$ 2,161	$ 1,860	+16%
- Gains on Sale of Loans	$ 574	$ 1,249	N/A	$ 1,249	$ (437)	N/A
- Investment Securities Recoveries	$ 0	$ 889	N/A	$ 889	$ -	N/A
- Gains (losses) on Sale of Securities	$ 2	$ (495)	N/A	$ (495)	$ 25	N/A
- Other	$ 1,274	$ 1,748	-27%	$ 1,748	$ 1,048	+67%

Total non-interest income was $26.9 million for 2007 compared to $23.8 million for 2006, representing a $3.1 million, or 13.1% increase year-over-year. Non-interest income in 2006 was increased a net $1.1 million from the one-time impact of a $495,000 charge taken to restructure the bond portfolio, an $889,000 recovery of losses previously recorded on WorldCom bonds, and a gain associated with the sale of the credit card portfolio of $740,000. Excluding these 2006 one-time items, non-interest income increased $4.2 million, or 18.7%, year-over-year. This increase was driven by a $4.4 million, or 29%, increase in data service fees, which were primarily attributable to the DCM acquisition.

Total non-interest income was $23.8 million for the year ended December 31, 2006, accounting for 61.2% of total 2006 revenue compared with 60.3% for the year earlier period. Excluding the one-time impact of a $495,000 charge taken to restructure the bond portfolio, an $889,000 recovery of WorldCom bond losses and a gain associated with the sale of the credit card portfolio of $740,000, 2006 total non-interest income was $22.6 million, up $4.2 million or 23.3% above the $18.3 million reported for the prior year. Over 63% of 2006 fee income was derived from RDSI, the data processing subsidiary, with smaller growth contributions from the Banking Group and Reliance. The increase in Deposit Service fees was due to the acquisition of The Exchange Bank in 2006.

Rurbanc Data Services, Inc. ("RDSI")

	Year Ended December 31,			Year Ended December 31,		
	2007	2006	% Change	2006	2005	% Change
	(dollars in thousands)					
Data Service Fees	$ 19,382	$ 15,011	+29%	$ 15,011	$ 12,708	+18%

Data service fees increased $4.4 million or 29% to $19.4 million in 2007 from $15.0 million in 2006, and increased $2.3 million, or 18% from 2005 to 2006. Data processing fees contributed 72.2% of Rurban's recurring non-interest income for 2007. The majority of the increase was due to RDSI core growth, as well as a full year of fee income from DCM, which was acquired on September 2, 2006. RDSI now services over 117 community banks.

Earnings for the 2007 fiscal year were $2.5 million compared to $2.1 million for 2006, up $390,000, or 18.7%. The Company continues to see a solid pipeline of potential customers for both the data processing and item processing business lines entering 2008 as six additional banks are scheduled to be converted by June of 2008.

RDSI and DCM provide data processing and item processing services for 117 community banks in Arkansas, Florida, Illinois, Indiana, Michigan, Missouri, Nebraska, Nevada, Ohio and Wisconsin. RDSI and DCM differentiate themselves from their competition through the quality of their products and the excellence of their customer service. The applications utilized by RDSI are driven by world-class software. Customer service encompasses on-time delivery every morning and a discipline of responding to and resolving customer questions and issues within one hour. RDSI provides turnkey solutions for its clients through its partnerships with vendors experienced in a full array of banking products. .

Non-interest Expense

	Year Ended December 31,			Year Ended December 31,		
	2007	2006	% Change	2006	2005	% Change
	(dollars in thousands)					
Total Non-interest Expense	$36,637	$34,904	+5%	$34,904	$29,054	+20%
- Salaries & Employee Benefits	$17,007	$16,584	+3%	$16,584	$13,519	+23%
- Professional Fees	$ 2,227	$ 2,396	-7%	$ 2,396	$ 2,730	-12%
- All Other	$17,403	$15,924	+9%	$15,924	$12,805	+24%

Non-interest expense increased $1.7 million, or 4.9%, primarily from the additional expenses incurred within the Data Processing Group relating to the incorporation of full-year expenses from the DCM acquisition, which occurred in September of 2006. Data Processing Group expenses were $16.9 million in 2007 compared to $13.1 million in 2006. This $3.7 million increase in RDSI was partially offset by a $1.9 million improvement within our Banking Group. This non-interest expense reduction was primarily the result of reductions in professional fees associated with loan workouts and the reduction of 42 full-time positions within the company, of which 23 were part of the Banking Group. This significantly reduced compensation and employee benefits expense. This reduction was also aided by approximately $500,000 of one-time expenses taken in the fourth quarter of 2006 as detailed below.

Non-interest expense increased $5.8 million, or 20.0%, primarily from the additional expenses of $4.9 million and $1.2 million, respectively, contributed by The Exchange Bank and DCM, which were acquired on December 31, 2005 and September 2, 2006, respectively. Excluding one-time 2006 charges including $215,000 associated with the prepayment of approximately $9.0 million of higher-cost FHLB advances and merger-related charges of approximately $283,000, including a fourth quarter charge to merge the two community banks, 2006 recurring non-interest expense was $34.4 million, up 18.4% from $29.1 million reported for 2005.

Salaries and benefits accounted for $3.1 million, or 52.4%, of the $5.8 million year-over-year increase in non-interest expenses with the addition of 36 FTE employees, bringing the total to 317. Improvements in State Bank's operating expenses since the acquisition of the Lima branches in the second quarter of 2005 partially offset higher spending levels in other categories.

FINANCIAL CONDITION

Investments

The Company evaluates its securities portfolio for impairment throughout the year. An impairment is recorded against individual equity securities if their cost significantly exceeds their fair value for a substantial amount of time. An impairment is also recorded for investments in debt securities, unless the decrease in fair value is attributable to interest rates and management has the intent and ability to retain the investment in the issuer for a period of time sufficient to allow for any anticipated recovery in market value.

Management believes that it has the ability and intent to retain the investments with a loss evidenced by the Company's liquidity position discussed later in the Liquidity section, and over the past three years, the Company has had net gains on the sale of securities and any losses were minimal.

Loans

	Period Ended							
	12/31/07	% of Total	12/31/06	% of Total	% Inc/(Dec)	12/31/05	% of Total	% Inc/(Dec)
	(dollars in thousands)							
Commercial	$83,049	21%	$71,641	19%	16%	$ 79,359	24%	(10)%
Commercial R.E.	126,785	33%	109,503	30%	16%	68,072	21%	61%
Agricultural	43,369	11%	44,683	12%	(3)%	40,236	12%	11%
Residential	84,621	22%	94,389	25%	(10)%	89,086	27%	6%
Consumer	51,357	13%	49,314	13%	4%	48,877	15%	1%
Leases	330	0%	857	1%	(61)%	1,661	1%	(48)%
Loans	$389,511		$370,387		5%	$327,291		13%
Loans held for sale	1,650		390			224		
Total	$391,161		$370,777			$327,515		

Loans increased $19.2 million to $390 million at December 31, 2007. This growth was due to commercial loans increases as Residential and Consumer loan balances decreased slightly during 2007.

In 2006, loans increased $43 million to $370 million at December 31, 2006. This growth is all organic in nature since the Exchange Bank acquisition balances were included as of December 31, 2005.

Asset Quality

	Period Ended December 31, (dollars in millions)				
	12/31/07	12/31/06	Change in Dollars/ Percentages	12/31/05	Change in Dollars/ percentages
Non-performing loans	$ 6.0	$ 3.8	$ 2.2	$ 6.3	$ -2.5
Non-performing assets	$6.2	$ 3.9	$ 2.3	$ 8.9	$ -5.0
Non-performing assets/total Assets	1.10%	0.70%	40%	1.67%	-0.97%
Net chargeoffs	$ 0.2	$ 1.2	$ -1.0	$ 1.7	$ -0.5
Net chargeoffs/total loans	0.07%	0.31%	-0.24%	0.52%	-0.21%
Loan loss provision (credit)	$ .5	$ .2	$ 0.3	$ .6	$ -0.4
Allowance for loan losses	$ 3.9	$ 3.7	$ 0.2	$ 4.7	$ -1.0
Allowance/loans	1.03%	1.00%	.03%	1.44%	-0.44%
Allowance/non-performing Loans	65%	97%	-32%	75%	+22%
Allowance/non-performing Assets	65%	95%	-30%	53%	+42%

A Provision for Loan Losses of $521,000 was taken in 2007 compared to $178,000 taken for 2006. The 2006 provision was reduced by the release of $140,000 provision associated with the credit card portfolio sold at the end of 2006. The fourth quarter loan loss provision of $142,000 represents a normal accrual for the company given our loan growth and net charge-offs of $89,000, or .09%, of average loans.

Non-performing assets (loans + OREO + OAO) were $6.2 million, or 1.10 %, of total assets at December 31, 2007, an increase of $2.3 million from a year-ago. This increase, which originated in the second quarter of 2007, is due to three commercial loan relationships that are being worked out with minimal, if any, expected loss.

CAPITAL RESOURCES

Stockholders' equity at December 31, 2007, was $59.3 million, equivalent to 10.6% of total assets. On a tangible basis, the ratio was 7.1%. The total risk-based capital ratio was 16.0% at December 31, 2007, well in excess of the "well-capitalized" regulatory threshold of 10%.

Total consolidated regulatory (risk-based) capital was $64.2 million at December 31, 2007, and $62.0 million at December 31, 2006. As of December 31, 2007, $19.7 million of the $20 million of trust preferred securities qualified as Tier 1 capital.

Planned Purchases of Premises and Equipment

Management plans to purchase additional premises and equipment to meet the current and future needs of the Company's customers. These purchases, including buildings and improvements and furniture and equipment (which includes computer hardware, software, office furniture and license agreements), are currently expected to total approximately $4.4 million over the next year. These purchases are expected to be funded by cash on hand and from cash generated from current operations.

LIQUIDITY

Liquidity relates primarily to the Company's ability to fund loan demand, meet deposit customers' withdrawal requirements and provide for operating expenses. Assets used to satisfy these needs consist of cash and due from banks, federal funds sold, interest earning deposits in other financial institutions, securities available for sale and loans held for sale. These assets are commonly referred to as liquid assets. Liquid assets were $111.5 million at December 31, 2007 compared to $125.5 million at December 31, 2006. During 2007, the company continued to liquidate investments and use the funding to grow the loan portfolio. Rurban restructured its balance sheet during the fourth quarter of 2006 to improve its net interest margin going forward, by selling $17.5 million of investment securities, or approximately 13% of its investment portfolio, with an average yield of 3.89%. Approximately $12 million of the proceeds were used to repay higher-cost, non-core funding, namely, long-term advances from the Federal Home Loan Bank and other borrowings that had a cost in excess of 5.25%. The remaining proceeds of approximately $5.5 million were used to fund the bank's growing commercial loan portfolio. The Company views this level of liquidity as appropriate.

The Company's commercial real estate and residential first mortgage portfolio of $211.4 million at December 31, 2007, and residential first mortgage portfolio of $94.4 million at December 31, 2006, which can and has been readily used to collateralize borrowings, is an additional source of liquidity. Management believes the Company's current liquidity level, without these borrowings, is sufficient to meet its liquidity needs. At December 31, 2007, all eligible commercial real estate and first mortgage loans were pledged under an FHLB blanket lien.

The cash flow statements for the periods presented provide an indication of the Company's sources and uses of cash as well as an indication of the ability of the Company to maintain an adequate level of liquidity. A discussion of the cash flow statements for 2007, 2006 and 2005 follows.

The Company experienced positive cash flows from operating activities in 2007, 2006 and 2005. Net cash from operating activities was $5.9 million, $4.7 million and $4.2 million for the years ended December 31, 2007, 2006 and 2005, respectively.

Cash flow from investing activities was a use of cash of $12.8 million and $21.0 million for December 31, 2007 and 2006 respectively, and net funds provided of $28.9 million for the year ended December 31, 2005. The changes in net cash from investing activities for 2007 include the purchase of bank owned life insurance of $1.0 million and purchases of premises and equipment of $3.7 million. The changes in net cash from investing activities for 2006 include the cash paid to the shareholders of Exchange Bank that totaled $6.5 million and cash paid to the shareholders of DCM that totaled $4.9 million. In 2007, 2006 and 2005, the Company received $3.5 million, $33.3 million and $5.2 million, respectively, from sales of securities available for sale, while proceeds from repayments, maturities and calls of securities were $37.2 million, $19.5 million and $17.1 million in 2007, 2006 and 2005, respectively.

Net cash flow from financing activities was $1.6 million, $26.1 million, and $(31.1) million for the years ended December 31, 2007, 2006 and 2005, respectively. The net cash increase was primarily due to an increase in securities sold under agreement to repurchase of $10.7 million $26.2 million and $2.0 for December 31, 2007, 2006 and 2005 respectively. Other significant changes for 2007, 2006 and 2005 include $3.0 million, $(24.5) million and $(14.0) million in net borrowings from the FHLB. Additionally $(8.5) million, $29.7 million and $(23.1) million of the change is attributable to the change in deposits. Also, in 2005, the Company received proceeds of $10.3 million from the trust preferred issuance.

Off-Balance-Sheet Borrowing Arrangements:

Significant additional off-balance-sheet liquidity is available in the form of FHLB advances, unused federal funds lines from correspondent banks, and the national certificate of deposit market. Management expects the risk of changes in off-balance-sheet arrangements to be immaterial to earnings.

Approximately $139.8 million commercial real estate and residential first mortgage loans of the Company's $211.4 million portfolio qualify to collateralize FHLB borrowings and have been pledged to meet FHLB collateralization requirements as of December 31, 2007. Based on the current collateralization requirements of the FHLB, approximately $21.4 million of additional borrowing capacity existed at December 31, 2007.

At December 31, 2007, the Company had $20.9 million in federal funds lines. As of December 31, 2006, the Company had $21.8 million in federal funds lines. There were no Federal funds borrowed at December 31, 2007 and 2006. The Company also had $9.8 million in unpledged securities that may be used to pledge for additional borrowings.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

	Payment due by period				
Contractual Obligations	**Total**	**Less than 1 year**	**1 – 3 years**	**3 – 5 Years**	**More than 5 years**
Long-Term Debt Obligations	$ 24,000,000	$ 2,000,000	$16,500,000	$ 5,500,000	$ -
Other Debt Obligations	21,542,457	340,288	582,169	-	20,620,000
Capital Lease Obligations	-	-	-	-	-
Operating Lease Obligations	2,433,393	411,551	675,147	513,283	833,412
Purchase Obligations	-	-	-	-	-
Other Long-Term Liabilities Reflected on the Registrant's Balance Sheet under GAAP	223,480,842	183,913,727	34,587,157	4,363,903	616,055
Total	$271,456,692	$186,665,566	$52,344,473	$10,377,186	$22,069,467

The Company's contractual obligations as of December 31, 2007 were comprised of long-term debt obligations, other debt obligations, operating lease obligations and other long-term liabilities. Long-term debt obligations are comprised of FHLB Advances of $24.0 million. Other debt obligations are comprised of Trust Preferred securities of $20.6 million and Notes Payable of $922,000. The operating lease obligation is a lease on the RDSI-South building, of $99,600 per year, the RDSI-North building of $162,000 a year and the DCM-Lansing facility of $89,400 per year. Other long-term liabilities include time deposits of $223.5 million.

ASSET LIABILITY MANAGEMENT

Asset liability management involves developing and monitoring strategies to maintain sufficient liquidity, maximize net interest income and minimize the impact that significant fluctuations in market interest rates would have on earnings. The business of the Company and the composition of its balance sheet consist of investments in interest-earning assets (primarily loans, mortgage-backed securities, and securities available for sale) which are primarily funded by interest-bearing liabilities (deposits and borrowings). With the exception of specific loans which are originated and held for sale, all of the financial instruments of the Company are for other than trading purposes. All of the Company's transactions are denominated in U.S. dollars with no specific foreign exchange exposure. In addition, the Company has limited exposure to commodity prices related to agricultural loans. The impact of changes in foreign exchange rates and commodity prices on interest rates are assumed to be insignificant. The Company's financial instruments have varying levels of sensitivity to changes in market interest rates resulting in market risk. Interest rate risk is the Company's primary market risk exposure; to a lesser extent, liquidity risk also impacts market risk exposure.

Interest rate risk is the exposure of a banking institution's financial condition to adverse movements in interest rates. Accepting this risk can be an important source of profitability and shareholder value; however, excessive levels of interest rate risk could pose a significant threat to the Company's earnings and capital base. Accordingly, effective risk management that maintains interest rate risks at prudent levels is essential to the Company's safety and soundness.

Evaluating a financial institution's exposure to changes in interest rates includes assessing both the adequacy of the management process used to control interest rate risk and the organization's quantitative level of exposure. When assessing the interest rate risk management process, the Company seeks to ensure that appropriate policies, procedures, management information systems, and internal controls are in place to maintain interest rate risks at prudent levels of consistency and continuity. Evaluating the quantitative level of interest rate risk exposure requires the Company to assess the existing and potential future effects of changes in interest rates on its consolidated financial condition, including capital adequacy, earnings, liquidity, and asset quality (when appropriate).

The Federal Reserve Board together with the Office of the Comptroller of the Currency and the Federal Deposit Insurance Company, adopted a Joint Agency Policy Statement on interest rate risk effective June 26, 1996. The policy statement provides guidance to examiners and bankers on sound practices for managing interest rate risk, which will form the basis for ongoing evaluation of the adequacy of interest rate risk management at supervised institutions. The policy statement also outlines fundamental elements of sound management that have been identified in prior Federal Reserve guidance and discusses the importance of these elements in the context of managing interest rate risk. Specifically, the guidance emphasizes the need for active board of director and senior management oversight and a comprehensive risk management process that effectively identifies, measures, and controls interest rate risk.

Financial institutions derive their income primarily from the excess of interest collected over interest paid. The rates of interest an institution earns on its assets and owes on its liabilities generally are established contractually for a period of time. Since market interest rates change over time, an institution is exposed to lower profit margins (or losses) if it cannot adapt to interest rate changes. For example, assume that an institution's assets carry intermediate or long term fixed rates and that those assets are funded with short-term liabilities. If market interest rates rise by the time the short-term liabilities must be refinanced, the increase in the institution's interest expense on its liabilities may not be sufficiently offset if assets continue to earn at the long-term fixed rates. Accordingly, an institution's profits could decrease on existing assets because the institution will either have lower net interest income or possibly, net interest expense. Similar risks exist when assets are subject to contractual interest rate ceilings, or rate sensitive assets are funded by longer-term, fixed-rate liabilities in a declining rate environment.

There are several ways an institution can manage interest rate risk including: 1) matching repricing periods for new assets and liabilities, for example, by shortening terms of new loans or investments; 2) selling existing assets or repaying certain liabilities; and 3) hedging existing assets, liabilities, or anticipated transactions. An institution might also invest in more complex financial instruments intended to hedge or otherwise change interest rate risk. Interest rate swaps, futures contacts, options on futures contracts, and other such derivative financial instruments can be used for this purpose. Because these instruments are sensitive to interest rate changes, they require management's expertise to be effective. The Company has not purchased derivative financial instruments in the past but may purchase such instruments in the future if market conditions are favorable.

Quantitative Market Risk Disclosure. The following table provides information about the Company's financial instruments used for purposes other than trading that are sensitive to changes in interest rates as of December 31, 2007. It does not present when these items may actually reprice. For loans receivable, securities, and liabilities with contractual maturities, the table presents principal cash flows and related weighted-average interest rates by contractual maturities as well as the historical impact of interest rate fluctuations on the prepayment of loans and mortgage backed securities. For core deposits (demand deposits, interest-bearing checking, savings, and money market deposits) that have no contractual maturity, the table presents principal cash flows and applicable related weighted-average interest rates based upon the Company's historical experience, management's judgment and statistical analysis, as applicable, concerning their most likely withdrawal behaviors. The current historical interest rates for core deposits have been assumed to apply for future periods in this table as the actual interest rates that will need to be paid to maintain these deposits are not currently known. Weighted average variable rates are based upon contractual rates existing at the reporting date.

Principal/Notional Amount Maturing or Assumed to be Withdrawn In:
(Dollars in thousands)

	2008	2009	2010	2011	2012	Thereafter	Total
Rate-sensitive assets:							
Variable rate loans	$56,126	$8,708	$3,386	$1,804	$1,100	$1,661	$72,785
Average interest rate	7.78%	7.46%	7.46%	7.39%	7.35%	7.41%	7.70%
Adjustable rate loans	$28,267	$26,477	$21,171	$17,274	$14,117	$70,909	$178,215
Average interest rate	7.00%	6.94%	6.94%	6.89%	7.00%	7.04%	6.99%
Fixed rate loans	$44,051	$25,687	$17,053	$14,858	$9,799	$28,470	$139,918
Average interest rate	6.81%	6.68%	6.56%	6.59%	6.27%	5.24%	6.38%
Total loans	$128,444	$60,872	$41,610	$33,936	$25,016	$101,040	$390,918
Average interest rate	7.28%	6.91%	6.83%	6.78%	6.73%	6.54%	6.90%
Fixed rate investment securities	$44,124	$7,674	$3,800	$3,242	$1,764	$29,654	$90,258
Average interest rate	5.24%	4.62%	5.03%	5.18%	5.61%	4.81%	5.04%
Variable rate investment securities	$2,339	$1,026	$262	$169	$132	$2,497	$6,425
Average interest rate	5.60%	5.32%	5.59%	5.58%	5.25%	4.88%	5.26%
Federal Funds Sold & Other	$2,000	$0	$0	$0	$0	$0	$2,000
Average interest rate	2.99%	0.00%	0.00%	0.00%	0.00%	0.00%	2.99%
Total rate sensitive assets	$176,907	$69,572	$45,672	$37,347	$26,912	$133,191	$489,601
Average interest rate	6.70%	6.63%	6.67%	6.64%	6.65%	6.12%	6.52%
Rate sensitive liabilities:							
Demand - non interest-bearing	$8,313	$8,314	$8,314	$8,314	$8,286	$0	$41,541
Demand - interest bearing	$10,884	$10,884	$10,884	$10,884	$10,771	$0	$54,307
Average interest rate	1.13%	1.13%	1.13%	1.13%	1.13%	0.00%	1.13%
Money market accounts	$12,300	$12,300	$12,300	$12,300	$12,180	$0	$61,380
Average interest rate	2.81%	2.81%	2.81%	2.81%	2.81%	0.00%	2.81%
Savings	$5,075	$4,968	$4,968	$4,968	$5,341	$0	$25,320
Average interest rate	0.27%	0.27%	0.27%	0.27%	0.27%	0.00%	0.27%
Certificates of deposit	$185,011	$26,248	$6,864	$1,977	$2,391	$992	$223,483
Average interest rate	4.23%	4.20%	3.48%	5.02%	4.15%	2.65%	4.20%
Fixed rate FHLB advances	$2,000	$5,500	$11,000	$5,500	$0	$0	$24,000
Average interest rate	5.22%	4.48%	5.38%	5.11%	0.00%	0.00%	5.10%
Fixed rate Notes Payable	$0	$0	$0	$0	$0	$10,310	$10,310
Average interest rate	0.00%	0.00%	0.00%	0.00%	0.00%	10.60%	10.60%
Variable rate Notes Payable	$0	$0	$0	$922	$0	$10,310	$11,232
Average interest rate	0.00%	0.00%	0.00%	7.75%	0.00%	6.49%	6.59%
Fed Funds Purchased & Repos	$8,006	$0	$0	$15,000	$20,000	$0	$43,006
Average interest rate	2.86%	0.00%	0.00%	4.77%	4.74%	0.00%	4.40%
Total rate sensitive liabilities	$231,589	$68,214	$54,330	$59,865	$58,969	$21,612	$494,579
Average interest rate	3.73%	2.68%	2.41%	2.75%	2.59%	8.27%	3.38%

Principal/Notional Amount Maturing or Assumed to be Withdrawn In: (Dollars in Thousands)

Comparison of 2007 to 2006:	First	Years		
Total rate-sensitive assets:	Year	2 – 5	Thereafter	Total
At December 31, 2007	$ 176,907	$ 179,502	$ 133,191	$ 489,601
At December 31, 2006	195,015	170,804	120,379	486,198
Increase (decrease)	$ (18,108)	$ 8,698	$ 12,812	$ 3,403
Total rate-sensitive liabilities:				
At December 31, 2007	$ 231,589	$ 241,378	$ 21,612	$ 494,579
At December 31, 2006	232,446	237,240	21,349	491,035
Increase (decrease)	$ (857)	$ 4,138	$ 263	$ 3,544

The above table reflects expected maturities, not expected repricing. The contractual maturities adjusted for anticipated prepayments and anticipated renewals at current interest rates, as shown in the preceding table, are only part of the Company's interest rate risk profile. Other important factors include the ratio of rate-sensitive assets to rate sensitive liabilities (which takes into consideration loan repricing frequency but not when deposits may be repriced) and the general level and direction of market interest rates. For core deposits, the repricing frequency is assumed to be longer than when such deposits actually reprice. For some rate sensitive liabilities, their repricing frequency is the same as their contractual maturity. For variable rate loans receivable, repricing frequency can be daily or monthly. For adjustable rate loans receivable, repricing can be as frequent as annually for loans whose contractual maturities range from one to thirty years. In 2006, the Company's liquidation of a portion of the investment securities and its ability to obtain below market funding through repurchase agreements helped balance deposit expenses in the midst of four interest rate increases. The Company continued to reposition its balance sheet in 2007 by liquidating investments and reducing high cost certificates of deposit which had a positive impact on the margin and helped balance the gap position.

The Company manages its interest rate risk by the employment of strategies to assure that desired levels of both interest-earning assets and interest-bearing liabilities mature or reprice with similar time frames. Such strategies include: 1) loans receivable which are renewed (and repriced) annually, 2) variable rate loans, 3) certificates of deposit with terms from one month to six years, 4) securities available for sale which mature at various times primarily from one through ten years, 5) federal funds borrowings with terms of one day to 90 days, and 6) Federal Home Loan Bank borrowings with terms of one day to ten years.

Impact of Inflation and Changing Prices

The majority of assets and liabilities of the Company are monetary in nature and therefore the Company differs greatly from most commercial and industrial companies that have significant investments in fixed assets or inventories. However, inflation does have an important impact on the growth of total assets in the banking industry and the resulting need to increase equity capital at higher than normal rates in order to maintain an appropriate equity to assets ratio. Inflation significantly affects noninterest expense, which tends to rise during periods of general inflation.

Management believes the most significant impact on financial results is the Company's ability to react to changes in interest rates. Management seeks to maintain an essentially balanced position between interest sensitive assets and liabilities and actively manages the amount of securities available for sale in order to protect against the effects of wide interest rate fluctuations on net income and shareholders' equity.

Forward-Looking Statements

This report may contain forward-looking statements about the Company and its subsidiaries within the meaning of the Private Securities Litigation Reform Act of 1995, which are not statements of historical fact. These forward-looking statements include statements preceded by or that include the words or phases "anticipates," "believes," "plans," "intends," "expects," "projects," "estimates," "should," "may," "would be," "will allow," "will likely result," "will continue," "will remain," or similar expressions. Forward-looking statements are subject to numerous risks and uncertainties that could cause actual results to differ materially from those predicted by the forward-looking statements. These risks and uncertainties include, but are not limited to, risks and uncertainties inherent in the national and regional banking industry, changes in economic conditions in the market areas in which the Company and its subsidiaries operate, changes in policies by regulatory agencies, fluctuations in interest rates, demand for loans in the market areas in which the Company and its subsidiaries operate, changes in the competitive environment, geopolitical events, the loss of key personnel and other factors. For a more detailed discussion of the factors that could affect the Company's financial results, please see Item 1A "Risk Factors" in the Company's most recent Annual Report on Form 10-K filed with the SEC.

The Company wishes to caution readers not to place undue reliance on any such forward-looking statements, which speak only as of the date made. The Company does not undertake, and specifically disclaims any obligation, to update any forward looking statements to reflect occurrences or unanticipated events or circumstances after the date of such statements.

Corporate Information

STOCK LISTING
Rurban Financial Corp.'s common stock is traded on the NASDAQ Global Market under the ticker symbol RBNF.

STOCK TRANSFER AGENT
Registrar and Transfer Company
10 Commerce Drive
Cranford, NJ 07016-3572
(800) 368-5948

CORPORATE ADDRESS
Rurban Financial Corp.
401 Clinton Street
Defiance, OH 43512
www.rurbanfinancial.net

MARKET MAKERS
Knight Equity Markets, L.P.
Robert W. Baird & Co., Inc.
UBS Securities, LLC
Sweney Cartwright & Co.
Stifel Nicolaus & Co.

INVESTOR RELATIONS
Ms. Valda Colbart
P.O. Box 467
Defiance, OH 43512
(419) 784-2759 or (800) 273-5820
rfcinv@rurban.net

FORM 10-K
The Annual Report on Form 10-K, as required to be filed with the Securities and Exchange Commission, will be made available to interested shareholders via www.nasdaq.com and www.rurbanfinancial.net.

SUBSIDIARIES
The State Bank and Trust Company
Reliance Financial Services
RDSI (Rurbanc Data Services, Inc.)
DCM

OWNERSHIP OPPORTUNITIES
Dividend Reinvestment Plan (DRIP): This powerful investment technique allows you to reinvest your dividends automatically. Receive free custodial services, quarterly statements, 1099, dividend reinvestment and more. Contact Ms. Valda Colbart at rfcinv@rurban.net or (419) 784-2759 or (800) 368-5948 for additional information.

SHAREHOLDER DIRECT STOCK PURCHASE PROGRAM
DRIP participants or stockholders utilizing Registrar and Transfer custodial services may purchase stock in their account at any time free of charge. Simply complete a request card and stock will be purchased for you.

For more information, call (800) 368-5948 or (419) 784-2759.

RBNF E-MAIL ALERT SERVICE
You can receive our news releases by e-mail. This service is available free of charge through our website. Simply go to www.rurbanfinancial.net and click on "Investor Relations," then "Email Notification."

CORPORATE GOVERNANCE
The Rurban Financial Corp. Code of Conduct and Ethics, as required by the Sarbanes-Oxley Act, is available via www.rurbanfinancial.net or by requesting a copy from Investor Relations.

Certain statements within this document, which are not statements of historical fact, constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve risks and uncertainties and actual results may differ materially from those predicted by the forward-looking statements. These risks and uncertainties include, but are not limited to, risks and uncertainties inherent in the national and regional banking, insurance and mortgage industries, competitive factors specific to markets in which Rurban and its subsidiaries operate, future interest rate levels, legislative and regulatory actions, capital market conditions, general economic conditions, geopolitical events, the loss of key personnel and other factors.

Forward-looking statements speak only as of the date on which they are made, and Rurban undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made. All subsequent written and oral forward-looking statements attributable to Rurban or any person acting on our behalf are qualified by these cautionary statements.

END

RURBAN FINANCIAL CORP.

401 CLINTON STREET ■ P.O. BOX 467 ■ DEFIANCE, OH 43512
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